Exhibit 1.2
INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of BlackBerry Limited (formerly known as Research In Motion Ltd.)
We have audited the accompanying consolidated financial statements of BlackBerry Limited [the “Company”], which are comprised of the consolidated balance sheets as at March 1, 2014 and March 2, 2013, the consolidated statements of operations, comprehensive income, shareholders’ equity and cash flows for each of the years ended March 1, 2014, March 2, 2013, and March 3, 2012, and a summary of significant accounting policies and other explanatory information.
Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 1, 2014 and March 2, 2013, and the results of its operations and its cash flows for each of the years ended March 1, 2014, March 2, 2013, and March 3, 2012, in accordance with United States generally accepted accounting principles.
Other matter
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 1, 2014, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated March 28, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Kitchener, Canada, March 28, 2014.	/s/ Ernst & Young LLP Chartered Accountants Licensed Public Accountants

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Board of Directors and Shareholders of BlackBerry Limited (formerly known as Research in Motion Limited)
We have audited BlackBerry Limited’s [the “Company”] internal control over financial reporting as of March 1, 2014, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that [1] pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; [2] provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and [3] provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 1, 2014, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at March 1, 2014 and March 2, 2013, and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years ended March 1, 2014, March 2, 2013 and March 3, 2012 of the Company and our report dated March 28, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Kitchener, Canada,	Chartered Accountants
March 28, 2014	Licensed Public Accountants

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
To the Shareholders of BlackBerry Limited
Management of BlackBerry Limited is responsible for the preparation and presentation of the Consolidated Financial Statements and all of the financial information in this Annual Report. The Consolidated Financial Statements were prepared in accordance with United States generally accepted accounting principles and include certain amounts based upon estimates and judgments required for such preparation. The financial information appearing throughout this Annual Report is consistent with the Consolidated Financial Statements. The Consolidated Financial Statements have been reviewed by the Audit and Risk Management Committee and approved by the Board of Directors of BlackBerry Limited.
In fulfilling its responsibility for the reliability and integrity of financial information, management has developed and maintains systems of accounting and internal controls and budgeting procedures. Management believes these systems and controls provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management’s authorization and financial records are reliable for the preparation of accurate and timely Consolidated Financial Statements.
The Company’s Audit and Risk Management Committee of the Board of Directors, which consists entirely of non-management independent directors, usually meets two times per fiscal quarter with management and the independent registered public accounting firm to ensure that each is discharging its respective responsibilities, to review the Consolidated Financial Statements and either the quarterly review engagement report or the independent registered public accounting firm’s report and to discuss significant financial reporting issues and auditing matters. The Company’s external registered public accounting firm has full and unrestricted access to the Audit and Risk Management Committee to discuss audit findings, financial reporting and other related matters. The Audit and Risk Management Committee reports its findings to the Board of Directors for consideration when the Board approves the Consolidated Financial Statements for issuance to the shareholders.
The Consolidated Financial Statements for fiscal 2014, fiscal 2013 and fiscal 2012 have been audited by Ernst & Young LLP, the independent registered public accounting firm appointed by the shareholders, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

/s/ John S. Chen
Waterloo, Ontario	John S. Chen
March 28, 2014	President & CEO

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions)
Consolidated Balance Sheets

	As at
	March 1, 2014	March 2, 2013
Assets
Current
Cash and cash equivalents	$1,579	$1,549
Short-term investments	950	1,105
Accounts receivable, net	972	2,353
Other receivables	152	272
Inventories	244	603
Income taxes receivable	373	597
Other current assets	505	469
Deferred income tax asset	73	139
Assets held for sale	209	354
	5,057	7,441
Long-term investments	129	221
Property, plant and equipment, net	942	2,073
Intangible assets, net	1,424	3,430
	$7,552	$13,165
Liabilities
Current
Accounts payable	$474	$1,064
Accrued liabilities	1,214	1,854
Deferred revenue	580	542
	2,268	3,460
Long-term debt	1,627	—
Deferred income tax liability	32	245
	3,927	3,705
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares: authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares: authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 526,551,953 voting common shares (March 2, 2013 - 524,159,844)	2,418	2,431
Treasury stock
March 1, 2014 - 7,659,685 (March 2, 2013 - 9,019,617)	(179)	(234)
Retained earnings	1,394	7,267
Accumulated other comprehensive loss	(8)	(4)
	3,625	9,460
	$7,552	$13,165
See notes to consolidated financial statements.
On behalf of the Board:

John S. Chen	Barbara Stymiest
Director	Director

BlackBerry Limited
(United States dollars, in millions)
Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance as at February 26, 2011	$2,359	$(160)	$6,749	$(10)	$8,938
Net income	—	—	1,164	—	1,164
Other comprehensive loss	—	—	—	50	50
Shares issued:
Exercise of stock options	9	—	—	—	9
Stock-based compensation	97	—	—	—	97
Tax deficiencies related to stock-based compensation	(2)	—	—	—	(2)
Purchase of treasury stock	—	(156)	—	—	(156)
Treasury shares released for restricted share unit settlements	(17)	17	—	—	—
Balance as at March 3, 2012	2,446	(299)	7,913	40	10,100
Net loss	—	—	(646)	—	(646)
Other comprehensive loss	—	—	—	(44)	(44)
Shares issued:
Stock-based compensation	86	—	—	—	86
Tax deficiencies related to stock-based compensation	(11)	—	—	—	(11)
Purchase of treasury stock	—	(25)	—	—	(25)
Treasury shares released for restricted share unit settlements	(90)	90	—	—	—
Balance as at March 2, 2013	2,431	(234)	7,267	(4)	9,460
Net loss	—	—	(5,873)	—	(5,873)
Other comprehensive loss	—	—	—	(4)	(4)
Shares issued:
Exercise of stock options	3	—	—	—	3
Stock-based compensation	68	—	—	—	68
Tax deficiencies related to stock-based compensation	(13)	—	—	—	(13)
Purchase of treasury stock	—	(16)	—	—	(16)
Treasury shares released for restricted share unit settlements	(71)	71	—	—	—
Balance as at March 1, 2014	$2,418	$(179)	$1,394	$(8)	$3,625
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data)
Consolidated Statements of Operations

	For the Year Ended
	March 1, 2014	March 2, 2013	March 3, 2012
Revenue
Hardware and other	$3,880	$6,902	$14,031
Service and software	2,933	4,171	4,392
	6,813	11,073	18,423
Cost of sales
Hardware and other	6,383	7,060	11,217
Service and software	473	579	631
	6,856	7,639	11,848
Gross margin	(43)	3,434	6,575

Operating expenses
Research and development	1,286	1,509	1,556
Selling, marketing and administration	2,103	2,111	2,600
Amortization	606	714	567
Impairment of long-lived assets	2,748	—	—
Impairment of goodwill	—	335	355
Debentures fair value adjustment	377	—	—
	7,120	4,669	5,078
Operating income (loss)	(7,163)	(1,235)	1,497
Investment income (loss), net	(21)	15	21
Income (loss) from continuing operations before income taxes	(7,184)	(1,220)	1,518
Provision for (recovery of) income taxes	(1,311)	(592)	347
Income (loss) from continuing operations	(5,873)	(628)	1,171
Loss from discontinued operations, net of tax	—	(18)	(7)
Net income (loss)	$(5,873)	$(646)	$1,164
Earnings (loss) per share
Basic and diluted earnings (loss) per share from continuing operations	$(11.18)	$(1.20)	$2.23
Basic and diluted loss per share from discontinued operations	—	(0.03)	(0.01)
Total basic and diluted earnings (loss) per share	$(11.18)	$(1.23)	$2.22
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions, except per share data)
Consolidated Statements of Comprehensive Income (Loss)

	For the Year Ended
	March 1, 2014	March 2, 2013	March 3, 2012
Net income (loss)	$(5,873)	$(646)	$1,164
Other comprehensive income (loss)
Net change in unrealized losses on available-for-sale investments	(1)	—	(3)
Net change in fair value of derivatives designated as cash flow hedges during the year, net of income tax recovery of $6 million (March 2, 2013 - income taxes of $3 million; March 3, 2012 - income tax recovery of $4 million)	(29)	11	14
Amounts reclassified to net income (loss) during the year, net of income tax recovery of $6 million (March 2, 2013 - income taxes of $18 million; March 3, 2012 - income tax recovery of $14 million)	26	(55)	39
Other comprehensive income (loss)	(4)	(44)	50
Comprehensive income (loss)	$(5,877)	$(690)	$1,214
See notes to consolidated financial statements.

BlackBerry Limited
(United States dollars, in millions)
Consolidated Statements of Cash Flows

	For the Year Ended
	March 1, 2014	March 2, 2013	March 3, 2012
Cash flows from operating activities
Income (loss) from continuing operations	$(5,873)	$(628)	$1,171
Loss from discontinued operations	—	(18)	(7)
Net income (loss)	(5,873)	(646)	1,164
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization	1,270	1,918	1,523
Deferred income taxes	(149)	87	(5)
Stock-based compensation	68	86	97
Impairment of long-lived assets	2,748	—	—
Impairment of goodwill	—	335	355
Debentures fair value adjustment	377	—	—
Other	141	36	9
Net changes in working capital items	1,259	487	(231)
Net cash provided by (used in) operating activities	(159)	2,303	2,912
Cash flows from investing activities
Acquisition of long-term investments	(229)	(296)	(355)
Proceeds on sale or maturity of long-term investments	284	227	376
Acquisition of property, plant and equipment	(283)	(418)	(902)
Proceeds on sale of property, plant and equipment	49	5	—
Acquisition of intangible assets	(1,080)	(1,005)	(2,217)
Business acquisitions, net of cash acquired	(7)	(60)	(226)
Acquisition of short-term investments	(1,699)	(1,472)	(250)
Proceeds on sale or maturity of short-term investments	1,925	779	550
Net cash used in investing activities	(1,040)	(2,240)	(3,024)
Cash flows from financing activities
Issuance of common shares	3	—	9
Tax deficiencies related to stock-based compensation	(13)	(11)	(2)
Purchase of treasury stock	(16)	(25)	(156)
Issuance of debt	1,250	—	—
Net cash provided by (used in) financing activities	1,224	(36)	(149)
Effect of foreign exchange gain (loss) on cash and cash equivalents	5	(5)	(3)
Net increase (decrease) in cash and cash equivalents for the year	30	22	(264)
Cash and cash equivalents, beginning of year	1,549	1,527	1,791
Cash and cash equivalents, end of year	$1,579	$1,549	$1,527
See notes to consolidated financial statements.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

1.	BLACKBERRY LIMITED AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES
BlackBerry Limited, formerly Research In Motion Limited, (the "Company") is a global leader in wireless innovation. Through the development of integrated hardware, software and services that support multiple wireless network standards, the Company provides platforms and solutions for seamless access to information, including email, voice, instant messaging, short message service, internet and intranet-based applications and browsing. The Company’s technology also enables a broad array of third party developers and manufacturers to enhance their products and services through software development kits, wireless connectivity to data and third-party support programs. The Company’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations and millions of consumers around the world and include the BlackBerry® wireless solution, the BlackBerry Wireless Handheld™ product line, software development tools and other software and hardware. The Company’s sales and marketing efforts include collaboration with strategic partners and distribution channels, as well as its own supporting sales and marketing teams, to promote the sale of its products and services. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company’s shares are traded on the Toronto Stock Exchange under the symbol “BB” and on the NASDAQ Global Select Market under the symbol “BBRY”.
Basis of presentation and preparation
The consolidated financial statements include the accounts of all subsidiaries of the Company with intercompany transactions and balances eliminated on consolidation. All of the Company’s subsidiaries are wholly-owned. These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”) on a basis consistent for all periods presented except as described in note 2. Certain of the comparative figures have been reclassified to conform to the current year’s presentation.
The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending March 1, 2014 and March 2, 2013 comprise 52 weeks and the fiscal year ended March 3, 2012 comprises 53 weeks.
Accounting Policies
The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:
Foreign currency translation
The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheets dates and revenues and expenses are translated at the rates of exchange prevailing when the transactions occurred. Remeasurement adjustments are included in income. Non-monetary assets and liabilities are translated at historical exchange rates.
Cash and cash equivalents
Cash and cash equivalents consist of balances with banks and liquid investments with maturities of three months or less at the date of acquisition.
Accounts receivable, net
The accounts receivable balance reflects invoiced and accrued revenue and is presented net of an allowance for doubtful accounts. The allowance for doubtful accounts reflects estimates of probable losses in the accounts receivable balance. The Company is dependent on a number of significant customers and on large complex contracts with respect to the majority of its products, software and service revenues. The Company expects the majority of its accounts receivable balances to continue to come from large customers as it sells the majority of its devices, software products and services through network carriers and resellers rather than directly.
The Company evaluates the collectability of its accounts receivable balance based upon a combination of factors on a periodic basis such as specific credit risk of its customers, historical trends and economic circumstances. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. When the Company becomes aware of a specific customer’s inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer’s operating results or financial position, and payment experiences), the Company records a specific bad debt provision to reduce the customer’s

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

related accounts receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company’s estimates of the recoverability of accounts receivables balances could be further adjusted.
Investments
The Company’s cash equivalents and investments, other than cost method and equity method investments consist of money market and other debt securities, which are classified as available-for-sale for accounting purposes and are carried at fair value. Unrealized gains and losses, net of related income taxes, are recorded in accumulated other comprehensive income until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments, which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to any of these investments.
Investments with maturities at time of purchase of three months or less, are classified as cash equivalents. Investments with maturities of one year or less (but which are not cash equivalents), as well as any investments that management intends to hold for less than one year, are classified as short-term investments. Investments with maturities in excess of one year are classified as long-term investments.
The Company assesses individual investments that are in an unrealized loss position to determine whether the unrealized loss is other-than-temporary. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s intent and ability to hold the investment. In the event that a decline in the fair value of an investment occurs and that decline in value is considered to be other-than-temporary, an impairment charge is recorded in investment income equal to the difference between the cost basis and the fair value of the individual investment at the consolidated balance sheets date of the reporting period for which the assessment was made. The fair value of the investment then becomes the new cost basis of the investment.
If a debt security’s market value is below its amortized cost and the Company either intends to sell the security or it is more likely than not that the Company will be required to sell the security before its anticipated recovery, the Company records an other-than-temporary impairment charge to investment income for the entire amount of the impairment. For other-than-temporary impairments on debt securities that the Company does not intend to sell and it is not more likely than not that the entity will be required to sell the security before its anticipated recovery, the Company would separate the other-than-temporary impairment into the amount representing the credit loss and the amount related to all other factors. The Company would record the other-than-temporary impairment related to the credit loss as a charge to investment income and the remaining other-than-temporary impairment would be recorded as a component of accumulated other comprehensive income.
Derivative financial instruments
The Company uses derivative financial instruments, including forward contracts and options, to hedge certain foreign currency exposures. The Company does not use derivative financial instruments for speculative purposes.
The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on notional and exercise values, transaction rates, market quoted currency spot rates, forward points, volatilities and interest rate yield curves. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and the resulting designation.
For derivative instruments designated as cash flow hedges, the effective portion of the derivative’s gain or loss is initially reported as a component of accumulated other comprehensive income, net of tax, and subsequently reclassified into income in the same period or periods in which the hedged item affects income. The ineffective portion of the derivative’s gain or loss is recognized in current income. In order for the Company to receive hedge accounting treatment, the cash flow hedge must be highly effective in offsetting changes in the fair value of the hedged item and the relationship between the hedging instrument and the associated hedged item must be formally documented at the inception of the hedge relationship. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items and whether they are expected to continue to be highly effective in future periods.
The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and the method of assessing hedge effectiveness. If an

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated unrealized gains and losses in accumulated other comprehensive income are recognized in income at that time. Any future changes in the fair value of the instrument are recognized in current income.
For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instruments for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability or forecasted transaction.
Inventories
Raw materials, work in process and finished goods are stated at the lower of cost or market value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis. Market is generally considered to be replacement cost; however, market is not permitted to exceed the ceiling (net realizable value) or be less than the floor (net realizable value less a normal markup). Net realizable value is defined as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion and disposal.
Property, plant and equipment, net
Property, plant and equipment are stated at cost less accumulated amortization. No amortization is provided for construction in progress until the assets are ready for use. Amortization is provided using the following rates and methods:

Buildings, leasehold improvements and other	Straight-line over terms between 5 and 40 years
BlackBerry operations and other information technology	Straight-line over terms between 3 and 5 years
Manufacturing equipment, research and development equipment and tooling	Straight-line over terms between 1 and 8 years
Furniture and fixtures	Declining balance at 20% per annum
Goodwill
Goodwill represents the excess of the acquisition price over the fair value of identifiable net assets acquired. Goodwill is allocated at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, during the fourth quarter, or more frequently if events or changes in circumstances indicate the asset may be impaired. These events and circumstances may include a significant change in legal factors or in the business climate, a significant decline in the Company’s share price, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant disposal activity and the testing of recoverability for a significant asset group.
The Company consists of a single reporting unit. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. The estimated fair value is determined utilizing a market-based approach, based on the quoted market price of the Company’s stock in an active market, adjusted by an appropriate control premium. When the carrying amount of a reporting unit exceeds its fair value, goodwill of the reporting unit is considered to be impaired and the second step is necessary. In the second step, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.
The Company's entire goodwill balance was written off in fiscal 2013.
Intangible assets
Intangible assets with definite lives are stated at cost less accumulated amortization. The Company is currently amortizing its intangible assets with finite lives over periods generally ranging between two to ten years.
The useful lives of intangible assets are evaluated quarterly to determine if events or circumstances warrant a revision to their remaining period of amortization. Legal, regulatory and contractual factors, the effects of obsolescence, demand, competition and other economic factors are potential indicators that the useful life of an intangible asset may be revised.
Impairment of long-lived assets
The Company reviews long-lived assets ("LLA") such as property, plant and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset or

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

asset group may not be recoverable. These events and circumstances may include significant decreases in the market price of an asset or asset group, significant changes in the extent or manner in which an asset or asset group is being used by the Company or in its physical condition, a significant change in legal factors or in the business climate, a history or forecast of future operating or cash flow losses, significant disposal activity, a significant decline in the Company's share price, a significant decline in revenues or adverse changes in the economic environment.
When significant indicators of impairment exist, LLA impairment is tested using a two-step process. The Company performs a cash flow recoverability test as the first step, which involves comparing the Company's estimated undiscounted future cash flows to the carrying amount of its net assets, since the Company consists of one asset group. If the net cash flows of the Company exceed the carrying amount of its net assets, LLA are not considered to be impaired. If the carrying amount exceeds the net cash flows, there is an indication of potential impairment and the second step of the LLA impairment test is performed to measure the impairment amount. The second step involves determining the fair value of the asset group, the Company. Fair value should be determined using valuation techniques that are in accordance with U.S. GAAP, including the market approach, income approach and cost approach. If the carrying amount of the Company's net assets exceeds the fair value of the Company, then the excess represents the maximum amount of potential impairment that will be allocated to the Company's assets on a relative basis, with the limitation that the carrying value of each asset cannot be reduced to a value lower that its fair value. The total impairment amount allocated is recognized as a non-cash impairment loss.
Assets held for sale and discontinued operations
When certain criteria are met, the Company reclassifies assets and related liabilities as held for sale at the lower of their carrying value or fair value less costs to sell and, if material, presents them separately on the Company’s consolidated balance sheets. If the carrying value exceeds the fair value less costs to sell, a loss is recognized. If the plan to sell an asset includes a leaseback arrangement for which the Company will retain more than a minor portion of the use of the asset, then the asset is not reclassifed as held for sale as all criteria are deemed not to have been met. Assets classified as held for sale are no longer amortized. Comparative figures are reclassified to conform to the current year’s presentation.
When the Company has disposed of or classified as held for sale a component of the entity, and certain criteria are met, the results of operations of the component, including any loss recognized, are reported separately on the consolidated statements of operations as discontinued operations. Discontinued operations are presented if the component’s operations and cash flows have been, or will be, eliminated from the Company and the Company will not have significant continuing involvement in the operations of the component after the disposal. Earnings (loss) per share amounts for both continuing operations and discontinued operations are presented separately on the consolidated statements of operations and income (loss) from continuing operations and loss from discontinued operations are reported separately on the consolidated statements of cash flows. Comparative figures are reclassified to conform to the current year’s presentation.
Royalties
The Company recognizes its liability for royalties in accordance with the terms of existing license agreements. Where license agreements are not yet finalized, the Company recognizes its current estimates of the obligation in accrued liabilities in the Consolidated Financial Statements. When the license agreements are subsequently finalized, the estimate is revised accordingly. Management’s estimates of royalty rates are based on the Company’s historical licensing activities, royalty payment experience and forward-looking expectations.
Warranty
The Company records the estimated costs of product warranties at the time revenue is recognized. BlackBerry devices are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, differences in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.
The Company’s estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair costs. If the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be recognized in the reporting period when such revisions are made.
Convertible Debentures
The Company elected to measure the convertible debentures at fair value in accordance with the fair value option. Each period, the fair value of the convertible debentures will be recalculated and resulting gains and losses from the change in fair value of the convertible debentures will be recognized in income.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

Revenue Recognition
The Company considers revenue realized or realizable and earned when the following four criteria have been met: (i) when persuasive evidence of an arrangement exists, (ii) the product has been delivered to a customer and title has been transferred or the services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collection is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each of the Company’s major categories of revenue.
Hardware
Revenue for hardware products is recognized when the four criteria noted above are met. The determination of when the price is fixed or determinable can affect the timing of revenue recognition, as discussed further below.
The Company records reductions to revenue for estimated commitments related to price protection, rights of return and customer incentive programs. Price protection is accrued as a reduction to revenue provided that the future price reduction can be reliably estimated or based on contractual caps, provided that the Company has not granted refunds in excess of those caps and provided that all other revenue recognition criteria have been met. If refunds cannot be reliably estimated or the contractual cap is no longer valid, revenue is not recognized until reliable estimates can be made or the price protection period lapses. The Company also records reductions to revenue for rights of return based on contractual terms and conditions as it relates to quality defects only and, if the expected product returns can be reasonably and reliably estimated, based on historical experience. Where a right of return cannot be reasonably and reliably estimated, the Company recognizes revenue when the product sells through to an end user or the return period lapses. The estimated cost of customer incentive programs is accrued as a reduction to revenue and is recognized at the later of the date at which the Company has recognized the revenue or the date at which the program is offered. If historical experience cannot support a breakage rate, the maximum rebate amount is accrued and adjusted when the incentive programs end. The Company considers several factors in determining whether it can reliably estimate future refunds or customer incentives such as levels of channel inventory, new competitor introductions, the stage of a product in the product life cycle, and potential cannibalization of future product offerings. If there is a future risk of pricing concessions and a reliable estimate cannot be made at the time of shipment, the Company recognizes the related revenue and costs of goods sold when its products are sold through to an end user. Shipments of BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, are recognized as revenue when the devices sell through to end customers.
For shipments where the Company recognizes revenue when the product is sold through to an end user, the Company determines the point at which that happens based upon internally generated reporting indicating when the devices are activated on the Company’s relay infrastructure.
Service
Revenue from service is recognized ratably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue. Service revenue also includes the recognition of previously deferred revenue related to multi-element arrangements for non-software services and software upgrade rights related to BlackBerry 10 devices.
Software
Revenue from licensed software is recognized at the inception of the license term and in accordance with industry-specific software revenue recognition accounting guidance. When the fair value of a delivered element has not been established, the Company uses the residual method to recognize revenue if the fair value of undelivered elements is determinable. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or those services are provided.
Other
Other revenue consists of the sale of accessories and repair and maintenance contracts. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

Shipping and Handling Costs
Amounts billed to customers related to shipping and handling are classified as revenue, and the Company’s shipping and handling costs are included in cost of sales. Shipping and handling costs that cannot be reasonably attributed to certain customers are included in selling, marketing and administration.
Multiple-Element Arrangements
The Company enters into revenue arrangements that may consist of multiple deliverables of its product and service offerings. The Company’s typical multiple-element arrangements involve: (i) BlackBerry 7 or earlier handheld devices with services, (ii) BlackBerry 10 handheld devices with unspecified software upgrades on a when-and-if available basis along with undelivered non-software services, and (iii) software with technical support services.
For the Company’s arrangements involving multiple deliverables of BlackBerry 7 or earlier handheld devices with services, the consideration from the arrangement is allocated to each respective element based on its relative selling price, using vendor-specific objective evidence of selling price (“VSOE”). In certain limited instances when the Company is unable to establish the selling price using VSOE, the Company attempts to establish the selling price of each element based on acceptable third party evidence of selling price (“TPE”); however, the Company is generally unable to reliably determine the selling prices of similar competitor products and services on a stand-alone basis. In these instances, the Company uses best estimated selling price (“BESP”) in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service was sold on a stand-alone basis.
Beginning in January 2013, the Company introduced its BlackBerry 10 devices which use the Company’s network infrastructure in a different manner than BlackBerry 7 or earlier devices. As a result, for arrangements involving multiple deliverables including the BlackBerry 10 device and the essential operating system software, as well as unspecified software upgrade rights and non-software services for which the Company may not charge for separately, the consideration from the arrangement is allocated to each respective element based on the relative selling price, using the Company’s BESP as the device, unspecified upgrade rights and non-software services are no longer sold separately. The consideration for the delivered hardware and the related essential operating system software are recognized at the time of sale provided that the four general revenue recognition criteria have been met. The consideration allocated to the unspecified software upgrade rights and non-software services is deferred and recognized ratably over the 24-month estimated life of the devices.
For arrangements involving multiple deliverables of software with technical support services, the revenue is recognized based on the industry-specific software revenue recognition accounting guidance. If the Company is not able to determine VSOE for all of the deliverables of the arrangement, but is able to obtain VSOE for all undelivered elements, revenue is allocated using the residual method. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. If VSOE of any undelivered software items does not exist, revenue from the entire arrangement is initially deferred and recognized at the earlier of: (i) delivery of those elements for which VSOE did not exist; or (ii) when VSOE can be established.
The Company determines BESP for a product or service by considering multiple factors including, but not limited to, historical pricing practices for similar offerings, market conditions, competitive landscape, internal costs, gross margin objectives and pricing practices. The determination of BESP is made through consultation with and formal approval by, the Company’s management, taking into consideration the Company’s marketing strategy. The Company regularly reviews VSOE, TPE and BESP, and maintains internal controls over the establishment and updates of these estimates. Based on the above factors, the Company’s BESP for the unspecified software upgrade right and non-software services ranges from $10-$20 per BlackBerry 10 device.
Income taxes
The Company uses the liability method of income tax allocation to account for income taxes. Deferred income tax assets and liabilities are recognized based upon temporary differences between the financial reporting and income tax bases of assets and liabilities, and measured using enacted income tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. The Company considers both positive evidence and negative evidence, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence.
Significant judgment is also required in evaluating the Company’s uncertain income tax positions and provisions for income taxes. Liabilities for uncertain income tax positions are recognized based on a two-step approach. The first step is

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

to evaluate whether an income tax position has met the recognition threshold by determining if the weight of available evidence indicates that it is more likely than not to be sustained upon examination. The second step is to measure the income tax position that has met the recognition threshold as the largest amount that is more than 50% likely of being realized upon settlement. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provisions, income taxes payable and deferred income taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to uncertain income tax positions as interest expense, which is then netted and reported within investment income.
The Company uses the flow-through method to account for investment tax credits (“ITCs”) earned on eligible scientific research and experimental development expenditures. Under this method, the ITCs are recognized as a reduction to income tax expense.
Research and development
Research costs are expensed as incurred. Development costs for BlackBerry devices and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. The Company’s products are generally released soon after technological feasibility has been established and therefore costs incurred subsequent to achievement of technological feasibility are not significant and have been expensed as incurred.
Comprehensive income
Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company’s reportable items of comprehensive income are cash flow hedges as described in Note 15 and changes in the fair value of available-for-sale investments as described in Note 4. Realized gains or losses on available-for-sale investments are reclassified into investment income using the specific identification basis.
Earnings (loss) per share
Earnings (loss) per share is calculated based on the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options.
Stock-based compensation plans
The Company has stock-based compensation plans, which are described in Note 9(b) to the Consolidated Financial Statements.
The 2014 Equity Incentive Plan (the “2014 Plan”) was adopted during fiscal 2014 and replaced the previous Equity Incentive Plan and Restricted Share Unit Plan (the "Prior Plans”). Awards previously granted under the Prior Plans will continue to be governed by the terms of the Prior Plans and by any amendments approved by the Company's Board of Directors. The 2014 Plan provides for the grants of incentive stock options and restricted share units ("RSUs") to officers and employees of the Company or its subsidiaries. The number of common shares authorized under the 2014 Plan was 13,375,000 calculated at March 2, 2013. Any shares that are subject to options granted after fiscal 2013 will be counted against this limit as 0.625 share for every one option granted, and any shares that are subject to RSUs granted after fiscal 2013 will be counted against this limit as one share for every RSU. Awards previously granted under the Prior Plans and the 2014 Plan that are forfeited, expire or settled in cash, will be added to the shares available under the 2014 Plan. Options forfeited will be counted as 0.625 shares to the shares available under the 2014 Plan. Shares issued as awards other than options (i.e., RSUs) forfeited, expire, settled in cash or sold to cover withholding tax requirements shall be counted as one share added to the shares available under the 2014 Plan. In addition to awards under the 2014 Plan, 10,521,418 RSUs were granted to Mr. Chen as an inducement to enter into a contract of full time employment.
The Company measures stock-based compensation expense at the grant date based on the award’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model for stock options and is recognized rateably over the vesting period. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of stock-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and our results of operations would be impacted.
Any consideration paid by employees on exercise of stock options plus any recorded stock-based compensation within additional paid-in capital related to that stock option is credited to capital stock.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

At the Company’s discretion, RSUs are redeemed for either common shares issued by the Company, common shares purchased on the open market by a trustee selected by the Company or the cash equivalent on the vesting dates established by the Board of Directors or the Compensation, Nomination and Governance Committee of the Board of Directors. The RSUs generally vest over a three-year period, either on the third anniversary date, in equal installments or 25% per year in years one and two and 50% in year three, 50% in year two and three or over a five-year period, 25% per year in year 3 and 4 and 50% in year 5 on each anniversary date over the vesting period. For RSUs granted on performance, the Company estimates its achievement against the performance goals which are based on the Company’s business plan approved by the Board of Directors. The estimated achievement is updated for the Company’s outlook for the fiscal year as at the end of each fiscal quarter. Compensation cost will only be recognized to the extent that performance goals are achieved. The Company classifies RSUs as equity instruments as the Company has the ability and intent to settle the awards in common shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of the Company’s common shares on the business day of the grant date. The Company recognizes compensation expense over the vesting period of the RSU.
Upon issuance of RSUs common shares for which RSUs may be exchanged will either be purchased on the open market by a trustee selected and funded by the Company or new common shares will be issued by the Company. The trustee has been appointed to settle the Company’s obligation to deliver shares to individuals upon vesting. In addition, upon vesting, the trustee is required to sell enough shares to cover the individual recipient’s minimum statutory withholding tax requirement, with the remaining shares delivered to the individual. As the Company is considered to be the primary beneficiary of the trust, the trust is considered a variable interest entity and is consolidated by the Company.
The Company has a Deferred Share Unit Plan (the “DSU Plan”), adopted by the Board of Directors on December 20, 2007, under which each independent director will be credited with Deferred Share Units (“DSUs”) in satisfaction of all or a portion of the cash fees otherwise payable to them for serving as a director of the Company. Grants under the DSU Plan replace the stock option awards that were historically granted to independent members of the Board of Directors. At a minimum, 60% of each independent director’s annual retainer will be satisfied in the form of DSUs. The director can elect to receive the remaining 40% in any combination of cash and DSUs. Within a specified period after such a director ceases to be a director, DSUs will be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Company’s shares over the five trading days preceding the redemption date. Alternatively, subject to receipt of shareholder approval, the Company may elect to redeem DSUs by way of shares purchased on the open market or issued by the Company.
DSUs are accounted for as liability-classified awards and are awarded on a quarterly basis. These awards are measured at their fair value on the date of issuance and re-measured at each reporting period until settlement.
Advertising costs
The Company expenses all advertising costs as incurred. These costs are included in selling, marketing and administration.

Critical Accounting Estimates
Use of estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, provisions for excess and obsolete inventories and liabilities for purchase commitments with contract manufacturers and suppliers, provisions for warranty, revenue related estimates including VSOE, BESP, right of return and customer incentive commitments, royalties, implied fair value of goodwill, long-lived asset impairment, amortization expense, fair values of assets acquired and liabilities assumed in business combinations, provision for income taxes, realization of deferred income tax assets and the related components of the valuation allowance, allowance for doubtful accounts, and the fair values of financial instruments. Actual results could differ from these estimates.
Inventory and Inventory Purchase Commitments
The Company’s policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company’s products. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout and life cycles of new products. The business environment in which the Company operates is subject to rapid changes in technology and customer demand. The

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company’s forecasts, requirements for inventory write-offs that differ from the Company’s estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.
During fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 smartphones decreased significantly during fiscal 2014 due to the maturing smartphone market, very intense competition and, the Company believes, the uncertainty created by the Company's recently completed strategic review process. These factors caused the number of BlackBerry 10 devices in the channel to increase above the Company's expectations, which in turn caused the Company to reassess and revise its future demand assumptions for finished products, semi-finished goods and raw materials. The Company also made the decision to cancel plans to launch two devices to mitigate the identified inventory risk. Based on these revised demand assumptions, the Company recorded primarily non-cash, pre-tax charges against inventory and supply commitments of approximately $2.4 billion in fiscal 2014 related to Blackberry 10 devices.
Valuation of Long-Lived Assets
The LLA impairment test prescribed by U.S. GAAP requires the Company to identify its asset groups and test impairment of each asset group separately. To conduct the LLA impairment test, the asset group is tested for recoverability using undiscounted cash flows over the remaining useful life of the primary asset. If forecasted net cash flows are less than the carrying amount of the asset group, an impairment charge is measured by comparing the fair value of the asset group to its carrying value. Determining the Company's asset groups and related primary assets requires significant judgment by management. Different judgments could yield different results.
During fiscal 2014, the Company experienced a significant decline in its share price following its pre-release of its second quarter fiscal 2014 results on September 20, 2013, as well as its announcement on November 4, 2013 that Fairfax Financial Holdings Limited ("Fairfax") and other institutional investors (collectively, the “Purchasers”) were investing in the Company through the $1.0 billion private placement of convertible debentures (the "Debentures") in lieu of finalizing the purchase of the Company as contemplated in the previously-announced letter of intent. The Company further identified the continuing decline in revenues, the generation of operating losses and the decrease in cash flows from operations as indicators of potential long-lived asset (“LLA”) impairment. Further, the Company believes that its recently completed strategic review process may have increased market uncertainty as to the future viability of the Company and may have negatively impacted demand for the Company's products. Accordingly, a cash flow recoverability test was performed as of November 4, 2013 (the “Measurement Date”). The estimated undiscounted net cash flows were determined utilizing the Company's internal forecast and incorporated a terminal value of the Company utilizing its market capitalization, calculated as the number of the Company's common shares outstanding as at the interim testing date by the average market price of the shares over a 10 day period following the Measurement Date. The Company used this duration in order to incorporate the inherent market fluctuations that may affect any individual closing price of the Company's shares. As a result, the Company concluded that the carrying value of its net assets exceeded the undiscounted net cash flows as at the Measurement Date. Consequently, step two of the LLA impairment test was performed whereby the fair values of the Company's assets were compared to their carrying values. As a result, the Company recorded a non-cash, pre-tax charge against its LLA (the “LLA Impairment Charge”) of $2.7 billion in fiscal 2014.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

Valuation Allowance Against Deferred Tax Assets
The Company regularly assesses the need for a valuation allowance against its deferred tax assets.  A valuation allowance is required for deferred tax assets if it is more likely than not that all or some portion of the asset will not be realized. All available evidence, both positive and negative, that may affect the realization of deferred tax assets must be identified and considered in determining the appropriate amount of the valuation allowance.  Additionally, for interim periods, the estimated annual effective tax rate should include the valuation allowance for current year changes in temporary differences and losses or income arising during the year.  For interim periods, the Company needs to consider the valuation allowance that it expects to recognize at the end of the fiscal year as part of the estimated annual effective tax rate.  During interim quarters, the Company uses estimates including pre-tax results and ending position of temporary differences as at the end of the fiscal year to estimate the valuation allowance that it expects to recognize at the end of the fiscal year.  This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. Different judgments could yield different results.
Revenue Recognition
Significant judgment is applied by the Company to determine whether shipments of devices have met the Company’s revenue recognition criteria, as the analysis is dependent on many facts and circumstances. During fiscal 2014, the Company shipped devices to its carrier and distributor partners to support new and continuing product launches and meet expected levels of end customer demand. However, the sell-through levels for BlackBerry 10 devices decreased during fiscal 2014, causing the number of BlackBerry 10 devices in the channel to increase above the Company's expectations. In order to improve sell-through levels and stimulate global demand for BlackBerry 10 devices, the Company continued to execute on sell-through programs and reduced the price on new shipments of BlackBerry 10 smartphones during fiscal 2014. The Company plans to implement further sell-through programs with its carrier and distributor partners, which could be applicable to BlackBerry 10 devices shipped in fiscal 2014. As previously disclosed, the Company can no longer reasonably estimate the amount of the potential sell-through programs that may be offered on certain BlackBerry devices in future periods, resulting in revenues for BlackBerry 10 devices, and BlackBerry 7 devices in certain regions, being recognized when the devices sell through to end customers.

2.	ADOPTION OF ACCOUNTING POLICIES
In February 2013, the Financial Accounting Standards Board issued authoritative guidance to improve the reporting of reclassifications out of accumulated other comprehensive income (loss) (“AOCI”). The guidance requires an entity to present changes in AOCI by component and report the effect of significant reclassifications out of AOCI on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. The new authoritative guidance became effective for annual and interim reporting periods beginning on or after December 15, 2012, with early adoption permitted. The Company adopted this guidance in the first quarter of fiscal 2014. As a result, the Company presents, by component, changes in AOCI and the effect of significant reclassifications out of AOCI on the respective line items in net income in Note 14.
In July 2013, the Financial Accounting Standards Board issued authoritative guidance to eliminate diversity in practice related to the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. The guidance requires that under certain circumstances, an unrecognized tax benefit is to be presented in the financial statements as a reduction to a deferred tax asset as opposed to being presented as a liability. The new authoritative guidance will become effective for fiscal years and interim reporting periods beginning after December 15, 2013, with early adoption and retrospective application permitted. The Company adopted this guidance in the fourth quarter of fiscal 2014. As a result, the Company has presented the unrecognized tax benefit as a reduction to the deferred tax asset in the consolidated balance sheets.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

3.	CASH, CASH EQUIVALENTS AND INVESTMENTS
The components of cash, cash equivalents and investments were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
As at March 1, 2014
Bank balances	$708	$—	$—	—	$708	$708	$—	$—
Bankers’ acceptances/Bearer deposit notes	392	—	—	—	392	332	60	—
Commercial paper	15	—	—	—	15	15	—	—
U.S. treasury bills/notes	879	—	—	—	879	253	626	—
Non-U.S. treasury bills/notes	480	—	—	—	480	241	239	—
Non-U.S. government sponsored enterprise notes	55	—	—	—	55	30	25	—
Corporate notes/bonds	4	—	—	—	4	—	—	4
Auction-rate securities	41	1	—	(6)	36	—	—	36
Other investments	89	—	—	—	89	—	—	89
	$2,663	$1	$—	$(6)	$2,658	$1,579	$950	$129
As at March 2, 2013
Bank balances	$431	$—	$—	$—	$431	$431	$—	$—
Money market funds	5	—	—	—	5	5	—	—
Bankers’ acceptances/Bearer deposit notes	114	—	—	—	114	114	—	—
Non-U.S. government promissory notes	50	—	—	—	50	50	—	—
Term deposits/certificates	157	—	—	—	157	132	25	—
Commercial paper	629	—	—	—	629	534	95	—
Non-U.S. treasury bills/notes	282	—	—	—	282	233	49	—
U.S. treasury bills/notes	619	—	—	—	619	—	602	17
U.S. government sponsored enterprise notes	156	—	—	—	156	10	146	—
Non-U.S. government sponsored enterprise notes	26	—	—	—	26	26	—	—
Corporate notes/bonds	217	1	—	—	218	14	186	18
Asset-backed securities	102	—	—	—	102	—	2	100
Auction rate securities	41	1	—	(6)	36	—	—	36
Other investments	50	—	—	—	50	—	—	50
	$2,879	$2	$—	$(6)	$2,875	$1,549	$1,105	$221

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

As at March 1, 2014, the Company's other investments consisted of cost method investments of $4 million (March 2, 2013 -$4 million) and equity method investments of $85 million (March 2, 2013 -$46 million).
Realized gains and losses on available-for-sale securities comprise the following:

	For the year ended
	March 1, 2014	March 2, 2013	March 3, 2012
Realized gains	$—	$11	$1
Realized losses	—	—	—
Net realized gains	$—	$11	$1
The contractual maturities of available-for-sale investments as at March 1, 2014 were as follows:

	Cost Basis	Fair Value
Due in one year or less	$1,821	$1,821
Due in one to five years	4	4
Due after five years	35	36
	$1,860	$1,861
As at March 1, 2014 and March 2, 2013, the Company had no investments with continuous unrealized losses.
The Company engages in limited securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. As at March 1, 2014, the Company had loaned securities (which are included in short-term investments) with a market value of approximately $100 million (March 2, 2013 - nil) consisting of non-U.S. treasury bills/notes, to major Canadian banks. The Company holds collateral with a market value that exceeds the value of securities lent, consisting of non-U.S. treasury bills/notes issued by the federal and provincial governments of Canada.
In valuing the auction rate securities, the Company used a multi-year investment horizon and considered the underlying risk of the securities and the current market interest rate environment. The Company has the ability and intent to hold these securities until such time that market liquidity returns to normal levels, and does not consider the principal or interest amounts on these securities to be materially at risk. As there is uncertainty as to when market liquidity for auction rate securities will return to normal, the Company has classified the auction rate securities as long-term investments on the consolidated balance sheets as at March 1, 2014 and March 2, 2013.

4.	FAIR VALUE MEASUREMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:
•Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•
Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•Level 3 - Significant unobservable inputs which are supported by little or no market activity.
The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

Recurring Fair Value Measurements
The carrying amounts of the Company’s cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities.
In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the independent third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.
For cash equivalents, the independent third party valuator utilizes amortized cost, as the short-term nature of the securities approximates fair value. For short-term and long-term investments, the independent third party valuator provides fair values determined from quoted prices that it obtains from vendors. The Company then corroborates the fair values received from the independent third party valuator for its investment portfolio against the results of its own internal collection of quoted prices from brokers in order to assess the reasonability of the pricing provided by the independent third party valuator.
The bankers’ acceptances/bearer deposit notes and term deposits/certificates held by the Company are all issued by major banking organization and have investment grade ratings.
The U.S. treasury bills/notes held by the Company are issued by the United States Department of the Treasury and have investment grade ratings.
The non-U.S. treasury bills/notes held by the Company are issued by the Federal or Provincial governments of Canada and have investment grade ratings.
The non-U.S. government sponsored enterprise notes held by the Company are primarily issued by investment banks backed by countries across the globe and all have investment grade ratings.
Fair values for all investment categories provided by the independent third party valuator that are in excess of 0.5% from the fair values determined by the Company are communicated to the independent third party valuator for consideration of reasonableness. The independent third party valuator considers the information provided by the Company before determining whether a change in the original pricing is warranted.
The fair values of corporate notes/bonds classified as Level 3, which represent investments in securities for which there is not an active market, are estimated using a discounted cash flow pricing methodology incorporating unobservable inputs such as anticipated monthly interest and principal payments received, existing and estimated defaults, and collateral value. The corporate notes/bonds classified as Level 3 held by the Company consist of securities received in a payment-in-kind distribution from a former structured investment vehicle. The fair value of auction rate securities is estimated using a discounted cash flow model incorporating estimated weighted-average lives based on contractual terms, assumptions concerning liquidity, and credit adjustments of the security sponsor to determine timing and amount of future cash flows. Some of these inputs are unobservable.
The fair values of currency forward contracts and currency option contracts have been determined using notional and exercise values, transaction rates, market quoted currency spot rates, forward points, volatilities and interest rate yield curves. For currency forward contracts and currency option contracts, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.
The fair value of the Company’s convertible debenture has been determined using the significant inputs of principal value, interest rate spreads and curves, embedded call option dates and prices, the stock price and volatility of the Company’s listed common shares, and the Company’s implicit credit spread.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at March 1, 2014	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Bankers’ acceptances	$—	$392	$—	$392
Term deposits/certificates	—	15	—	15
U.S. treasury bills/notes	—	879	—	879
Non-U.S. treasury bills/notes	—	480	—	480
Non-U.S. government sponsored enterprise notes	—	55	—	55
Corporate notes/bonds	—	—	4	4
Auction rate securities	—	—	36	36
Total available-for-sale investments	—	1,821	40	1,861
Currency forward contracts	—	5	—	5
Currency option contracts	—	2	—	2
Total assets	$—	$1,828	$40	$1,868
Liabilities
Currency forward contracts	$—	$26	$—	$26
Currency option contracts	—	2	$—	2
Convertible debentures	—	1,627	—	1,627
Total liabilities	$—	$1,655	$—	$1,655

As at March 2, 2013	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market funds	$5	$—	$—	$5
Bankers’ acceptances/Bearer deposit notes	—	114	—	114
Non-U.S. government promissory notes	—	50	—	50
Term deposits/certificates	—	157	—	157
Commercial paper	—	629	—	629
Non-U.S. treasury bills/notes	—	282	—	282
U.S. treasury bills/notes	—	619	—	619
U.S. government sponsored enterprise notes	—	156	—	156
Non-U.S. government sponsored enterprise notes	—	26	—	26
Corporate notes/bonds	—	213	5	218
Asset-backed securities	—	102	—	102
Auction rate securities	—	—	36	36
Total available-for-sale investments	5	2,348	41	2,394
Currency forward contracts	—	57	—	57
Currency option contracts	—	2	—	2
Total assets	$5	$2,407	$41	$2,453
Liabilities
Currency forward contracts	$—	$24	$—	$24
Currency option contracts	—	11	—	11
Total liabilities	$—	$35	$—	$35

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table summarizes the changes in fair value of the Company’s Level 3 assets for the years ended March 2, 2013 and March 1, 2014:

Level 3
Balance at March 3, 2012	$68
Sale of Level 3 assets	(25)
Principal payments	(2)
Balance at March 2, 2013	41
Principal repayments	(1)
Balance at March 1, 2014	$40
The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. There were no significant transfers in or out of Level 3 assets during the year ended March 1, 2014 ($25 million transferred out of Level 3 assets representing the sale of the Company’s unsecured claim on assets held at Lehman Brothers International (Europe) (“LBIE”) at the time of LBIE’s bankruptcy for the year ended March 2, 2013).
The Company’s Level 3 assets measured on a recurring basis include auction rate securities as well as corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.
The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted-average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral which would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent suspension. A waterfall event occurs if the funded reserves of the securities become insufficient to make the interest payments, resulting in the disbursement of the securities’ underlying collateral, the value which is currently greater than the fair value of the securities, to the security holders.
The corporate notes/bonds are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the anticipated future monthly principal and interest payments, an estimated rate of decrease of those payments, the value of the underlying collateral, the number of securities currently in technical default as grouped by the underlying collateral, an estimated average recovery rate of those securities and assumptions surrounding additional defaults. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the anticipated monthly payments is accompanied by a directionally similar change in the average recovery rate and a directionally opposite change in the yearly decrease in payments and additional defaults assumptions.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table presents the significant unobservable inputs used in the fair value measurement of each of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation:

As at March 1, 2014	Fair Value	Valuation Technique	Unobservable Input	Range (weighted average)	Effect of Significant Increase/(Decrease) in Input on Fair Value
Auction rate securities	$36	Discounted cash flow	Weighted-average life	8 - 19 years (14 years)	(Decrease)/increase
			Collateral value (as a % of fair value)	101 - 133% (117%)	Increase/(decrease)
			Probability of waterfall event	5 - 10% (8%)	Increase/(decrease)
			Probability of permanent suspension of auction	5 - 10% (8%)	(Decrease)/increase
Corporate bonds/notes	$4	Discounted cash flow	Anticipated monthly principal and interest payments	$0.1 million	Increase/(decrease)
			Yearly decrease in payments	10%	(Decrease)/increase
			Collateral value (as a % of fair value)	138%	Increase/(decrease)
			Current securities in technical default, by collateral grouping	0 - 100% (13%)	(Decrease)/increase
			Average recovery rate of securities in technical default	30%	Increase/(decrease)
			Additional defaults assumption	0 - 44% (18%)	(Decrease)/increase
Non-Recurring Fair Value Measurements
Assets Held for Sale
As described in Note 11, the Company has decided to sell certain redundant assets and as a result, certain property, plant and equipment assets have been classified as held for sale on the Company’s consolidated balance sheets as at March 1, 2014, valued at $209 million, the lower of carrying value and fair value less costs to sell. Of the total assets held for sale, $194 million were measured at fair value less costs to sell.
The fair values of the Company’s real estate assets held for sale were determined using bids from prospective purchasers, executed purchase and sale agreements or letters of intent, and market appraisals conducted for the Company by certified appraisers. The fair values of the Company’s equipment assets held for sale were determined using executed purchase and sale agreements, bids received from prospective purchasers, or replacement cost or sales comparison approaches with inputs including, but not limited to, original costs, inflation indices, useful lives, effective ages, and market-derived depreciation curves for similar assets. Some of these inputs are unobservable.
The following table presents the Company’s assets and liabilities that are measured at fair value on a non-recurring basis:

As at March 1, 2014	Level 1	Level 2	Level 3	Total
Assets held for sale
Real estate	$—	$150	$—	$150
Equipment	—	29	15	44
Total assets held for sale	$—	$179	$15	$194
LLA Impairment
During fiscal 2014, the Company conducted an LLA impairment test on its held and used assets, and as a result of that test, determined that the carrying values of certain of the Company's assets exceeded their fair values as at the Measurement Date. Accordingly, the Company recorded the LLA Impairment Charge of approximately $2.7 billion and

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

presented the impaired assets at their fair values on the Company’s balance sheets as at November 30, 2013. See Note 1 for details related to the LLA impairment test performed.
The fair values of the Company’s real estate assets were determined using market appraisals conducted by certified appraisers.
The fair values of the Company’s property, plant and equipment, other than real estate assets ("Personal Property"), were determined using replacement cost or sales comparison approaches with inputs including, but not limited to, original costs, inflation indices, useful lives, effective ages, and market-derived depreciation curves for similar assets. Some of these inputs are unobservable.
The fair value of certain of the Company’s licenses, representing payments relating to licensing agreements, were determined using a volume ratio approach, including a comparison of the Company’s current average quarterly unit volumes for each license to those known at the time the Company entered into the license. Some of the inputs are unobservable.
The following table presents the Company’s assets and liabilities that were measured at fair value on a non-recurring basis as at November 4, 2013 (the date of impairment) and which have not subsequently been reclassified as held for sale:

As at November 4, 2013	Level 1	Level 2	Level 3	Total
Assets held and used
Property, plant and equipment
Real estate	$—	$594	$—	$594
Personal Property	—	—	408	408
Total property, plant and equipment	—	594	408	1,002
Intangible assets
Licenses	—	—	226	226
Total assets held and used	$—	$594	$634	$1,228
The Company’s Level 3 assets measured on a non-recurring basis consist of personal property and licenses that were written down to fair value related to the LLA Impairment Charge.
The Company’s personal property that was written down was valued using replacement cost or sales comparison approaches, both utilizing unobservable inputs. The unobservable inputs used in the valuations are the current effective age of the personal property being valued and the estimated useful life.
The licenses that were written down to fair value related to the LLA Impairment Charge were valued using a volume ratio approach incorporating unobservable inputs. The unobservable inputs used in the valuation are the current volume of units subject to the licensing agreements and the volume of units as of the date the licenses were entered into, which represents the volume ratio. This ratio was applied to the net book value of the licenses in order to determine its fair value. Significant changes in these unobservable inputs could result in significantly different fair value measurements.
The following table presents the significant unobservable inputs used in the fair value measurement of each of the above Level 3 assets:

As at March 1, 2014	Fair Value	Valuation Technique	Unobservable Input	Range (weighted average)
Personal Property - held for sale	$15	Discounted cash flow	Effective age	0 - 14 years (3 years)
			Useful life	2 - 10 years (5 years)

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

As at November 4, 2013	Fair Value	Valuation Technique	Unobservable Input	Range (weighted average)
Personal Property - held in use	$408	Replacement cost of sales comparison	Effective age	0 - 14 years (3 years)
			Useful life	2 - 10 years (5 years)
Licenses	$226	Volume ratio	Volume ratio	10 - 33% (17%)

5.	CONSOLIDATED BALANCE SHEETS DETAILS
Accounts receivable, net
The allowance for doubtful accounts as at March 1, 2014 is $17 million (March 2, 2013 -$17 million).
There were no customers that comprised more than 10% of accounts receivable as at March 1, 2014 (March 2, 2013 – no customers that comprised more than 10%).
Inventories
Inventories were comprised of the following:

	As at
	March 1, 2014	March 2, 2013
Raw materials	$51	$271
Work in process	156	278
Finished goods	37	54
	$244	$603
During fiscal 2014, the Company recorded charges against inventory and supply commitments of approximately $2.4 billion. The charges included a write-down of inventory of approximately $1.6 billion and supply commitments of approximately $782 million.
Property, plant and equipment, net
Property, plant and equipment were comprised of the following:

	As at
	March 1, 2014	March 2, 2013
Cost
Land	$71	$93
Buildings, leasehold improvements and other	737	1,120
BlackBerry operations and other information technology	1,297	2,440
Manufacturing equipment, research and development equipment and tooling	541	875
Furniture and fixtures	21	104
	2,667	4,632
Accumulated amortization	1,725	2,559
Net book value	$942	$2,073
As at March 1, 2014, the carrying amount of assets under construction was $45 million (March 2, 2013 -$109 million). Of this amount, $34 million was included in buildings, leasehold improvements and other (March 2, 2013 -$62 million); $2 million was included in BlackBerry operations and other information technology (March 2, 2013 -$36 million); $9 million was included in manufacturing equipment, research and development equipment, and tooling (March 2, 2013 - $11 million); and nil was included in furniture and fixtures (March 2, 2013 - $0.4 million).

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

For the year ended March 1, 2014, amortization expense related to property, plant and equipment was $532 million (March 2, 2013 -$721 million; March 3, 2012 -$660 million).
Intangible assets, net
Intangible assets were comprised of the following:

	As at March 1, 2014
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$387	$284	$103
Intellectual property	2,176	855	1,321
	$2,563	$1,139	$1,424

	As at March 2, 2013
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$432	$257	$175
Intellectual property	4,382	1,127	3,255
	$4,814	$1,384	$3,430
During fiscal 2014, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features.
For the year ended March 1, 2014, amortization expense related to intangible assets was $738 million (March 2, 2013 -$1.2 billion; March 3, 2012 -$863 million). Total additions to intangible assets in fiscal 2014 were $1.1 billion (2013 -$1.2 billion).
Based on the carrying value of the identified intangible assets as at March 1, 2014 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for each of the succeeding years is expected to be as follows: 2015 - $362 million; 2016 - $195 million; 2017 - $176 million; 2018 - $139 million; and 2019 - $128 million.
The weighted-average remaining useful life of the acquired technology is 3.7 years (2013 -3.2 years).
Impairment of long-lived assets
During fiscal 2014, the Company recorded the LLA Impairment Charge of approximately $2.7 billion, of which $852 million of the charge was applicable to property, plant and equipment and $1.9 billion was applicable to intangible assets. See Note 1 and 4 for a description of the LLA impairment test performed and the conclusions made by the Company.
Goodwill
Changes to the carrying amount of goodwill during the fiscal year ended March 1, 2014 were as follows:

	Gross Amount	Accumulated Impairment Losses	Net Amount
Balance as at March 3, 2012	$659	$(355)	$304
Goodwill acquired through business combinations during the year	31	—	31
Goodwill impairment charge	—	(335)	(335)
Balance as at March 2, 2013 and March 1, 2014	$690	$(690)	$—
The Company performed a goodwill impairment analysis during fiscal 2012 and concluded that impairment existed. Based on the results of that test, the Company recorded a goodwill impairment charge of $355 million in fiscal 2012.
Due to business conditions and a continued significant decline in the Company’s market capitalization, the Company concluded that goodwill impairment indicators existed and an interim goodwill impairment assessment was required in fiscal 2013. In the first step of the goodwill impairment test, the estimated fair value of the Company was determined

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

utilizing a market-based approach and the Company’s market capitalization was used as a key input for the determination of fair value of the Company. The Company’s market capitalization was determined by multiplying the number of shares outstanding as at June 2, 2012 by the average closing market price of the Company’s common shares over the preceding five-day period. The Company used this duration in order to incorporate the inherent market fluctuations that may affect any individual closing price of the Company’s shares. The Company believes that market capitalization alone does not capture the fair value of the business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of the business. Consequently, the Company developed an estimate for the control premium that a marketplace participant might pay to acquire control of the business in an arm’s-length transaction. The determination of the control premium requires significant judgment and the Company observed recent market transactions as a guide to establish a range of reasonably possible control premiums to estimate the Company’s fair value. The Company believes that the main factors leading to the impairment were a significant decline in its share price, which was influenced by delays in new product introductions, intense competition within the Company’s industry and a sustained decline in the Company’s performance. The result of this analysis concluded that the carrying value of the Company exceeded its estimated fair value, and as such, the second step of the goodwill impairment test was performed.
In the second step of the impairment test, the impairment loss was measured by estimating the implied fair value of the Company’s goodwill and comparing it with its carrying value. Using the Company’s fair value determined in the first step of the goodwill impairment test as the acquisition price in a hypothetical acquisition of the Company, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after allocations made to the fair value of net assets, including working capital, property, plant and equipment and both recognized and unrecognized intangible assets. Based on the results of the second step of the goodwill impairment test, it was concluded that the carrying value of goodwill was impaired. Consequently, the Company recorded a goodwill impairment charge of $335 million in fiscal 2013 to write-off the entire carrying value of its goodwill, and reported this amount as a separate line item in the consolidated statements of operations.
Accrued liabilities
Accrued liabilities were comprised of the following:

	As at
	March 1, 2014	March 2, 2013
Vendor inventory liabilities	244	130
Warranty	204	318
Royalties	106	501
Carrier liabilities	153	141
Other	507	764
	$1,214	$1,854
Other accrued liabilities, as noted in the above table, include, among other things, salaries and payroll withholding taxes, none of which are greater than 5% of the current liabilities balance.

6.	BUSINESS ACQUISITIONS
There were no material business acquisitions made by the Company in fiscal 2014.
During fiscal 2013, the Company purchased for cash consideration 88% of the shares of Paratek Microwave Inc. (“Paratek”), representing all remaining shares of Paratek which were not previously held by the Company. Immediately prior to the acquisition date, the Company owned a 12% interest in Paratek. The non-controlling interest had a carrying value of $20 million and was re-measured at a fair value of $20 million, and resulted in no gain or loss. The valuation was based on the application of a minority interest discount to the aggregate purchase consideration paid and then allocating the implied value of Paratek, on a minority interest basis, across the shares outstanding. The acquired technology will be incorporated into the Company’s products to enhance radio frequency tuning technologies.
The acquisitions were accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed were measured at their fair values as of the date of acquisition. The excess of the acquisition price over such fair

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

value, if any, is recorded as goodwill, which is not expected to be deductible for tax purposes. The Company includes the operating results of each acquired business in the consolidated financial statements from the date of acquisition.
The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition for fiscal 2013:

For the year ended
March 2, 2013
Assets purchased
Current assets	$4
Property, plant and equipment	2
Other assets	4
Customer relationship intangible	10
Acquired technology	96
Deferred income tax asset	39
Goodwill(1)	31
186
Liabilities assumed	(23)
Deferred income tax liability	(38)
(61)
Net non-cash assets acquired	125
Cash acquired	1
Purchase price	$126
Consideration
Cash consideration	$93
Fair value of equity interest previously held	20
Contingent consideration(2)	13
$126
 _______________

(1)
Goodwill represents the excess of the acquisition price over the fair value of net assets acquired, which is not expected to be deductible for tax purposes when goodwill results from share purchases. None of the goodwill resulting from certain assets purchased in fiscal 2013 is expected to be deductible for tax purposes. The entire goodwill balance was included in the goodwill impairment charge incurred in fiscal 2013, as discussed in Note 5.

(2)	The Company has agreed to additional consideration contingent upon the retention of key employees for a period of 24 months from the acquisition date.
The weighted-average amortization period of the acquired technology related to the business acquisition completed during the year ended March 2, 2013 is approximately 4.3 years.
Pro forma results of operations for the acquisitions have not been presented because the effects of the operations, individually or in aggregate, are not considered to be material to the Company’s consolidated results.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

7.	INCOME TAXES
The difference between the amount of the provision for income taxes and the amount computed by multiplying income from continuing operations before income taxes by the statutory Canadian tax rate is reconciled as follows:

	For the year ended
	March 1, 2014	March 2, 2013	March 3, 2012
Statutory Canadian tax rate	26.6%	26.6%	28.0%
Expected provision for (recovery of) income taxes from continuing operations	$(1,908)	$(324)	$425
Differences in income taxes resulting from:
Valuation allowance	781	—	—
Investment tax credits	(77)	(127)	(138)
Canadian tax rate differences	(82)	(125)	(21)
Change in unrecognized income tax benefits	—	(116)	—
Non-deductible goodwill impairment	—	84	90
Foreign tax rate differences	(10)	6	12
Other differences	(15)	10	(21)
	$(1,311)	$(592)	$347

	For the year ended
	March 1, 2014	March 2, 2013	March 3, 2012
Income (loss) from continuing operations before income taxes:
Canadian	$(7,212)	$(1,365)	$1,272
Foreign	28	145	246
	$(7,184)	$(1,220)	$1,518
The provision for (recovery of) income taxes from continuing operations consists of the following:

	For the year ended
	March 1, 2014	March 2, 2013	March 3, 2012
Current
Canadian	$(1,203)	$(760)	$176
Foreign	77	88	181
Deferred
Canadian	(184)	68	34
Foreign	(1)	12	(44)
	$(1,311)	$(592)	$347

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

Deferred income tax assets and liabilities consist of the following temporary differences:

	As at
	March 1, 2014	March 2, 2013
Assets
Property, plant and equipment	$430	$—
Non-deductible reserves	120	182
Minimum taxes	120	—
Convertible debenture (see note 8)	95	—
Research and development	41	—
Tax loss carryforwards	25	28
Other	25	2
Deferred income tax assets	856	212

Valuation allowance	783	—
Deferred income tax assets net of valuation allowance	73	212

Liabilities
Property, plant and equipment	—	(287)
Research and development	—	(31)
Withholding tax on unremitted earnings	(32)	—
Deferred income tax liabilities	(32)	(318)
Net deferred income tax asset/(liability)	$41	$(106)
Deferred income tax asset - current	$73	$139
Deferred income tax liability - long-term	(32)	(245)
	$41	$(106)
The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will be realized. In evaluating the need for a valuation allowance, the Company noted that there were significant increases in deductible temporary differences in fiscal 2014 in relation to the LLA Impairment Charge, which was not currently deductible for tax purposes. In addition, the Company has three years of cumulative losses for fiscal 2014. As a result, the Company was unable to recognize the benefit relating to a significant portion of deferred tax assets that arose in fiscal 2014, which resulted in the recognition of a $783 million valuation allowance against its deferred tax assets. The deferred tax recovery is partially offset by this deferred tax valuation allowance of $781 million and included in the income tax provision in fiscal 2014 (March 2, 2013 - nil). This accounting treatment has no effect on the Company’s actual ability to utilize deferred tax assets to reduce future cash tax payments. The Company will continue to assess the likelihood that the deferred tax assets will be realizable at each reporting period and the valuation allowance will be adjusted accordingly.
During the third quarter, the Company took steps to accelerate the receipt of a portion of the tax refund to which it is entitled. The Canadian federal and Ontario provincial Ministers of Finance had indicated to the Company that they would be prepared to recommend measures such that the acceleration would not jeopardize the entitlement to the balance of its tax refund. The Company's actions resulted in a November 3, 2013 taxation year end (triggering the entitlement to the tax refund accrued to that date). In December 2013, Remission Orders were made by the Canadian federal and Ontario provincial governments which preserved the Company's ability to carry back losses for the balance of its fiscal 2014 year and for its fiscal 2015 year on the same basis as without the November 3, 2013 taxation year end. The tax provision includes the impact of the Remission Orders in accordance with ASC 740.
Given the change in financial circumstances for the Company in fiscal 2014 (see Note 1 - Critical Accounting Estimates - Valuation of Long-Lived Assets), a determination was made that the Company no longer has plans to permanently

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

reinvest the cumulative earnings of its foreign subsidiaries. As a result, $32 million relating to future withholding taxes was accrued as a deferred tax liability.
The Company’s total unrecognized income tax benefits as at March 1, 2014 and March 2, 2013 were $8 million and $29 million, respectively. A reconciliation of the beginning and ending amount of unrecognized income tax benefits that, if recognized, would affect the Company’s effective income tax rate is as follows:

	March 1, 2014	March 2, 2013	March 3, 2012
Unrecognized income tax benefits, opening balance	$29	$146	$164
Increase for income tax positions of prior years	5	9	15
Increase for income tax positions of current year	—	2	—
Settlement of tax positions	(23)	(152)	(8)
Expiration of statute of limitations	—	—	(24)
Other	(3)	24	(1)
Unrecognized income tax benefits, ending balance	$8	$29	$146
As at March 1, 2014, all of the unrecognized income tax benefits of $8 million have been netted against deferred income tax assets on the Company’s consolidated balance sheets in accordance with ASU 2013-11. See Note 2 for details on ASU 2013-11.
A summary of open tax years by major jurisdiction is presented below:

Jurisdiction
Canada(1)	Fiscal 2009 - 2014
United States(2)	Fiscal 2012 - 2014
United Kingdom	Fiscal 2011 - 2014
_______________
(1)Includes federal as well as provincial and state jurisdictions, as applicable.
(2)Pertains to federal tax years. Certain state jurisdictions remain open from fiscal 2010 through fiscal 2014.
The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes as well as the provisions for indirect and other taxes and related penalties and interest. The Company believes it is reasonably possible that approximately $5 million of its gross unrecognized income tax benefit will be realized in the next twelve months. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.
The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income (loss). The amount of interest accrued as at March 1, 2014 was approximately $1 million (March 2, 2013 – approximately $6 million). The amount of penalties accrued as at March 1, 2014 was nominal (March 2, 2013 – nominal).

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

As at March 1, 2014, the Company has the following net operating loss carryforwards and tax credits which are not recognized for accounting purposes and are scheduled to expire in the following years:

Year of Expiry	Net Operating Losses	Capital Losses	Research and Development Tax Credits	Minimum Taxes
2026	$4	$—	$—	$—
2029	16	—	—	—
2030	—	—	1	—
2031	28	—	1	120
2032	2	—	—	—
2033	—	—	32	—
2034	—	—	29	—
Indefinite	—	6	—	—
	$50	$6	$63	$120

8.	LONG-TERM DEBT

Convertible Debentures
In November 2013, the Purchasers invested in the Company through a $1.0 billion private placement of Debentures, with an option to purchase an additional $250 million principal amount of Debentures. On January 16, 2014, Fairfax exercised the option to invest the $250 million in principal amount.
Interest on the Debentures is payable quarterly in arrears at a rate of 6% per annum.  The Debentures have a term of seven years and each $1,000 of Debentures are convertible at any time into 100 common shares of the Company, for a total of 125 million common shares at a price of $10.00 per share for all Debentures, subject to adjustments.
The Company has the option to redeem the Debentures after November 13, 2016 at specified redemption prices in specified periods.  Covenants associated with the Debentures include limitations on the Company’s total indebtedness.
Under specified events of default, the outstanding principal and any accrued interest on the Debentures become immediately due and payable upon request of one quarter of the Debenture holders. During an event of default the interest rate rises to 10% per annum.
The Debentures are subject to a change of control provision whereby the Company would be required to make an offer to repurchase the Debentures at 115% of par value if a person or group (not affiliated with Fairfax Financial Holdings Limited) acquires 35% of the Company’s outstanding common shares, acquires all or substantially all of its assets, or if the Company merges with another entity and the Company’s existing shareholders hold less than 50% of the common shares of the surviving entity.
Due to the possible volatility through the Company’s statements of operations resulting from fluctuation in the fair value of the embedded conversion option as well as the number of other embedded derivatives within the Debentures, the Company has elected to record the Debentures, including the debt itself and all embedded derivatives, at fair value and present the Debentures as a hybrid financial instrument. No portion of the fair value of the Debentures has been recorded as equity nor would be if each component was freestanding. As of March 1, 2014, the fair value of the Company's convertible debt was $1.6 billion. The difference between the fair value of the Debentures and the unpaid principal balance of $1.3 billion is $377 million.  For additional information about the fair value measurement of the Debentures, see Note 4.
The Company recorded a non-cash charge associated with the change in the fair value of the Debentures of $377 millon in fiscal 2014.  This charge is presented on a separate line in the Company’s statements of operations. The fair value adjustment charge does not impact the key terms of the Debentures such as the face value, the redemption features or the conversion price.
The Company recorded interest expense related to the Debentures of $21 million, which has been included in investment income (loss) in the statements of operations in fiscal 2014. The Company is required to make quarterly interest-only

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

payments of approximately $19 million per year during the seven years. Fairfax, a related party, owns $500 million principal amount of Debentures and receives interest at the same rate as other debenture holders.
In the course of issuing these Debentures, the Company incurred costs of $42 million. As the Company has elected the fair value option for the recording of the Debentures, these costs have been fully expensed in the period in which they were incurred and are recorded in selling, marketing and administration expenses in the statement of operations.

9.	CAPITAL STOCK

(a)	Capital stock
The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. At March 1, 2014 and March 2, 2013, there were no Class A common shares or preferred shares outstanding.
The following details the changes in issued and outstanding common shares for the three years ended March 1, 2014:

	Capital Stock and Additional Paid-In Capital		Treasury Stock
	Stock Outstanding (000’s)	Amount	Stock Outstanding (000’s)	Amount
Common shares outstanding as at February 26, 2011	523,869	$2,359	2,753	$(160)
Exercise of stock options	291	9	—	—
Stock-based compensation	—	97	—	—
Tax deficiencies related to stock-based compensation	—	(2)	—	—
Purchase of treasury stock	—	—	6,317	(156)
Treasury shares released for RSU settlements	—	(17)	(359)	17
Common shares outstanding as at March 3, 2012	524,160	2,446	8,711	(299)
Stock-based compensation	—	86	—	—
Tax deficiencies related to stock-based compensation	—	(11)	—	—
Purchase of treasury stock	—	—	3,006	(25)
Treasury shares released for RSU settlements	—	(90)	(2,697)	90
Common shares outstanding as at March 2, 2013	524,160	2,431	9,020	(234)
Exercise of stock options	417	3	—	—
Common shares issued for RSU settlements	1,975	—	—	—
Stock-based compensation	—	68	—	—
Tax deficiencies related to stock-based compensation	—	(13)	—	—
Purchase of treasury stock	—	—	1,641	(16)
Treasury shares released for RSU settlements	—	(71)	(3,001)	71
Common shares outstanding as at March 1, 2014	526,552	$2,418	7,660	$(179)
The Company had 527 million voting common shares outstanding, 3 million options to purchase voting common shares, 24 million RSUs and 0.2 million DSUs outstanding as at March 24, 2014.

(b)	Stock-based compensation
Stock Option Plan
The Company recorded a charge to income and a credit to paid-in-capital of approximately $5 million in fiscal 2014 (fiscal 2013 - $8 million; fiscal 2012 - $27 million) in relation to stock-based compensation expense.
The Company has presented excess tax deficiencies from the exercise of stock-based compensation awards as a financing activity in the consolidated statements of cash flows.
Stock options previously granted under the Prior Plans generally vest over a period of three years to a maximum of five years and are generally exercisable over a period of five years to a maximum of seven years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 14 million shares in the equity pool available for future grants under the Company’s 2014 Plan as at March 1, 2014. Under the 2014 Plan, any shares that are issued as options shall be counted as 0.625 shares against the 2014 Plan's total shares in the equity pool available for future grants and shares issued as awards other than options (i.e., RSUs) shall be counted as one share against the 2014 Plan's total shares in the equity pool available for future grants.
A summary of option activity since February 26, 2011 is shown below:

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

	Options Outstanding
	Number (000’s)	Weighted- Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at February 26, 2011	4,610	$70.36
Exercised during the year	(291)	29.70
Forfeited/cancelled/expired during the year	(701)	64.58
Balance as at March 3, 2012	3,618	73.86
Granted during the year	5,288	7.86
Forfeited/cancelled/expired during the year	(1,646)	60.86
Balance as at March 2, 2013	7,260	27.53
Exercised during the year	(417)	7.36
Forfeited/cancelled/expired during the year	(3,576)	42.55
Balance as at March 1, 2014	3,267	$12.08	3.32	$8
Vested and expected to vest as at March 1, 2014	3,153	$12.23	3.31	$6
Exercisable as at March 1, 2014	1,290	$18.57	2.93	$3
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on March 1, 2014 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on March 1, 2014. The intrinsic value of stock options exercised during fiscal 2014, calculated using the average market price during the year, was approximately $0.59 per share.
A summary of unvested stock options since March 2, 2013 is shown below:

	Options Outstanding
	Number (000’s)	Weighted-Average Grant Date Fair Value
Balance as at March 2, 2013	5,187	$4.71
Vested during the year	(1,517)	5.03
Forfeited during the year	(1,693)	4.71
Balance as at March 1, 2014	1,977	$4.48
As at March 1, 2014, there was $9 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.34 years. The total fair value of stock options vested during the year ended March 1, 2014 was $8 million.
Cash received from the stock options exercised for the year ended March 1, 2014 was $3 million (March 2, 2013 - nil; March 3, 2012 - $9 million). Tax deficiencies incurred by the Company related to the stock options exercised was $2 million at March 1, 2014 (March 2, 2013 – tax deficiency of $1 million; March 3, 2012 – tax deficiency of $2 million).
During the year ended March 1, 2014, there were no stock options granted (March 2, 2013 - 5,288,040; March 3, 2012 - there were no stock options granted).
Restricted Share Unit Plan
The Company recorded compensation expense with respect to RSUs of approximately $63 million in the year ended March 1, 2014 (March 2, 2013 -$78 million; March 3, 2012 -$70 million).
A summary of RSU activity since February 26, 2011 is shown below:

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

	RSUs Outstanding
	Number (000’s)	Weighted- Average Grant Date Fair Value	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (millions)
Balance as at February 26, 2011	2,703	$57.40
Granted during the year	7,093	25.33
Vested during the year	(359)	60.42
Forfeited/cancelled during the year	(842)	45.73
Balance as at March 3, 2012	8,595	31.96
Granted during the year	11,189	7.94
Vested during the year	(2,697)	38.96
Forfeited/cancelled during the year	(1,902)	25.46
Balance as at March 2, 2013	15,185	13.83
Granted during the year	21,741	7.39
Vested during the year	(4,977)	17.11
Forfeited/cancelled during the year	(7,604)	11.44
Balance as at March 1, 2014	24,345	$8.15	2.86	$244
Vested and expected to vest March 1, 2014	23,736	$8.11	2.89	$237
The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on March 1, 2014) that would have been received by RSU holders if all RSUs had been vested on March 1, 2014.
Tax deficiencies incurred by the Company related to the RSUs vested was $11 million for the year ended March 1, 2014 (March 2, 2013 - $10 million; March 3, 2012 - nil).
In order to comply with its obligation to deliver shares upon vesting, the Company purchases shares via a trustee selected by the Company or issues new common shares. During the year ended March 1, 2014, the Company purchased 1,641,447 common shares for total cash consideration of approximately $16 million (March 2, 2013 - 3,005,670 common shares were purchased for total cash consideration of approximately $25 million). These purchased shares are classified as treasury stock for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheets.
As at March 1, 2014, there was $167 million of unrecognized compensation expense related to RSUs that will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 2.04 years.
During the year ended March 1, 2014, there were 21,741,154 RSUs granted (March 2, 2013 – 11,189,498 RSUs were granted), of which 16,210,460 will be settled upon vesting by the issuance of new common shares and 10,521,418 of which were granted as an inducement grant and are exempt from the equity pool under the Company's 2014 Plan.
Deferred Share Unit Plan
The Company issued 128,272 DSUs in the year ended March 1, 2014. There were 0.2 million DSUs outstanding as at March 1, 2014 (March 2, 2013 - 0.3 million). The Company had a liability of $2.4 million in relation to the DSU plan as at March 1, 2014 (March 2, 2013 - $4.3 million).

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

10.	COMMITMENTS AND CONTINGENCIES

(a)	Credit facility
The Company has a $525 million asset-backed lending arrangement (the “Facility”) for working capital and general corporate purposes with a syndicate of commercial banks. The Facility, which is subject to certain availability criteria and limits and customary financial covenants, expires on August 27, 2016 and is secured by the Company’s accounts receivable, inventory, equipment, mortgages on certain real property and a stock pledge of certain subsidiaries. The Company has utilized approximately $5 million of the Facility for its outstanding letters of credit as of March 1, 2014.

(b)	Lease commitments
The Company is committed to future minimum annual lease payments related to real estate operating leases as follows:

For the fiscal years ending
2015	$47
2016	38
2017	28
2018	25
2019	20
Thereafter	38
$196
For the year ended March 1, 2014, the Company incurred rental expense of $80 million (March 2, 2013 - $91 million; March 3, 2012 - $91 million).

(c)	Litigation
The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been, and will likely continue to be, necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects.
Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered probable for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.
Additional lawsuits and claims, including purported class actions and derivative actions, may be filed or made based upon the Company’s historical stock option granting practices. Management assesses such claims in accordance with the policy described above.
As of March 1, 2014, there are claims outstanding for which the Company has assessed the potential loss as both probable to result and reasonably estimable, therefore an accrual has been made that is not material to the Company's financial statements. Further, there are claims outstanding for which the Company has assessed the potential loss as reasonably possible to result, however an estimate of the amount of loss cannot reasonably be made. There are many reasons that the Company cannot make these assessments, including, among others, one or more of the following: the early stages of a proceeding, which does not require the claimant to specifically identify the patent that has allegedly been infringed; damages sought that are unspecified, unsupportable, unexplained or uncertain; discovery not having been started or

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

incomplete; the complexity of the facts that are in dispute (e.g., once a patent is identified, the analysis of the patent and a comparison to the activities of the Company is a labour-intensive and highly technical process); the difficulty of assessing novel claims; the parties not having engaged in any meaningful settlement discussions; the possibility that other parties may share in any ultimate liability; and the often slow pace of patent litigation.
Though the Company does not believe the following legal proceedings will result in a significant loss, and does not believe they are claims for which the outcomes are determinable or where the amounts of the loss can be reasonably estimated, the Company has included the following summaries of certain of its legal proceedings that it believes may be of interest to its investors.
On October 31, 2008, Mformation Technologies, Inc. (“Mformation”) filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents in suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. A jury trial began on June 19, 2012. On July 13, 2012, the jury found that the Company had infringed the asserted patent claims, awarding damages of $147.2 million. On August 8, 2012, Judge Ware overturned the jury verdict and granted judgment of non-infringement as a matter of law. On September 5, 2012, Mformation filed a motion for a new trial. On September 6, 2012, Mformation filed a notice of appeal to the U.S. Court of Appeals for the Federal Circuit. However, the Federal Circuit deactivated the appeal while the motion for new trial was pending. On September 20, 2012, the case was reassigned to Judge Edward M. Chen, in view of Judge Ware’s retirement from the bench. Judge Chen subsequently denied Mformation’s motion for new trial on November 15, 2012. On December 4, 2012, the court denied Mformation’s motion for relief from costs. The Federal Circuit reactivated the appeal on December 20, 2012 after Mformation filed a new notice of appeal. On January 3, 2013, a new entity, Mformation Software Technologies, Inc. (“MST”), filed a motion to substitute parties, alleging that Mformation had dissolved and that MST had assumed the rights, but not the liabilities, to the litigation. On January 14, 2013, the Company filed an opposition to MST’s motion, combined with a motion to dismiss. On April 8, 2013, MST filed its opening substantive brief. On November 21, 2013, after a limited remand to the District Court, the Federal Circuit denied both MST’s motion to substitute and the Company’s motion to dismiss. On December 23, 2013, the Company filed its responsive substantive brief, and MST filed a reply brief on January 9, 2014. Proceedings are ongoing.
On April 2, 2012, NXP B.V. (“NXP”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division). NXP asserted that the Company infringes U.S. Patent Nos. 7,330,455; 6,434,654; 6,501,420; 5,597,668; 5,639,697; and 5,763,955. NXP alleges that its patents are generally directed to certain wireless technologies including 802.11 standards GPS and embedded memory technology, as well as certain methods of manufacture for semiconductor devices. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper. The Company filed its Answer on May 30, 2012. Prior to trial, NXP dropped patents 5,597,668; 5,639,697; and 5,763,955. The trial began on March 24, 2014. Proceedings are ongoing.
On September 10, 2013, Cypress Semiconductor Corp. (“Cypress”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California. Cypress asserted that the Company infringes U.S. Patent Nos. 6,012,103; 6,249,825; and 6,493,770, generally relating to reconfiguration of a peripheral device connected to a host computer. Cypress also asserted that the Company infringes U.S. Patent Nos. 8,004,497; 8,059,015; and 8,519,973, generally relating to capacitive touchscreens. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On November 4, 2013, the Company filed an answer and counterclaims. The Company asserted that Cypress infringes U.S. Patent Nos. 7,834,586, 7,986,127, and 8,169,187, generally directed to USB charging. The counterclaims seek an injunction, monetary damages, and other relief that the court deems just and proper. On December 2, 2013, Cypress filed an answer to the Company’s counterclaims. Proceedings are ongoing.
On November, 4, 2013, the Company filed a lawsuit against Cypress Semiconductor Corp. (“Cypress”) in the U.S. District Court for the Northern District of Texas. The Company asserted that Cypress infringes U.S. Patent No. 6,034,623, generally directed to a radio modem with radio and telemetry functions, and U.S. Patent No. 6,833,686, generally directed to an adaptive rate battery charging circuit. On January 13, 2014, Cypress filed an answer to the complaint. On January 30, 2014, Cypress filed petitions for inter partes review for both patents in the U.S. Patent and Trademark Office. On February 4, 2014, Cypress filed a motion to stay the lawsuit pending the inter partes reviews. Proceedings are ongoing.
On January 3, 2014, the Company filed a lawsuit against Typo Products LLC (“Typo”) in the U.S. District Court for the Northern District of California. The Company asserted that Typo infringes U.S. Patent Nos. 7,629,964, and 8,162,552, generally directed to a keyboard for use with a mobile communication device. The Company also asserted that Typo infringed U.S. Design Patent No. D685,775, generally directed to a keyboard design, and trade dress relating to

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

keyboards. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper. On January 22, 2014, the Company filed a motion for preliminary injunction to enjoin Typo from infringing U.S. Patent No. 7,629,964 and U.S. Design Patent No. D.685,775. Typo filed its opposition on February 5, 2014, and the Company filed a reply on February 12, 2014. Proceedings are ongoing.
Between May and August 2011, several purported class action lawsuits were filed against the Company and certain of its present or former officers in the U.S. District Court for the Southern District of New York, two of which have been voluntarily dismissed. On January 6, 2012, Judge Richard S. Sullivan consolidated the remaining three actions and appointed both lead plaintiff and counsel. On April 5, 2012, plaintiff filed the Consolidated Amended Class Action Complaint, alleging that during the period from December 16, 2010 through June 16, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seek unspecified damages. Defendants brought a motion to dismiss the claim with prejudice, which was granted on March 29, 2013. On April 25, 2013, Plaintiff filed a Notice of Appeal. The appeal was argued on November 7, 2013 with judgment reserved. Proceedings are ongoing.
Between October and December 2013, several purported class action lawsuits and one individual lawsuit were filed against the Company and certain of its former officers in various jurisdictions alleging that during the period from September 27, 2012 through September 20, 2013, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects and that certain of the Company’s financial statements contain material misstatements. The individual lawsuit was voluntarily dismissed. The purported class action claims seek unspecified damages. Motions for the appointment of Lead Plaintiff and counsel have been filed in the U.S. proceedings. Proceedings are ongoing in all cases.

(d)	Concentrations in certain areas of the Company’s business
The Company attempts to ensure that most components essential to the Company’s business are generally available from multiple sources, however certain components are currently obtained from limited sources within a competitive market, which subjects the Company to significant supply, availability and pricing risks. Many components are at times subject to industry-wide shortages and significant commodity pricing fluctuations including those that are available from multiple sources. In addition, the Company has entered into various agreements for the supply of components, the manufacturing of its products and agreements that allow the Company to use intellectual property owned by other companies; however, there can be no guarantee that the Company will be able to extend or renew these agreements on similar terms, or at all. Therefore, the Company remains subject to significant risks of supply shortages, intellectual property litigation risk as well as potential price increases that can materially adversely affect its financial condition and operating results.
The Company also uses some custom components that are not common to the rest of the industry, and new products introduced by the Company often utilize custom components available from only one source for a period of time. When a component or product uses new technologies, initial capacity constraints may exist until the suppliers’ yields have matured or manufacturing capacity has increased. If the Company’s supply of components for a new or existing product were delayed or constrained, the Company’s financial condition and operating results could be materially adversely affected. Further, if the Company was not able to find an alternative source for the necessary quantities, the Company’s business and financial performance could also be materially adversely affected. Continued availability of these components at acceptable prices, or at all, may be affected if those suppliers concentrate on the production of common components instead of components customized to meet the Company’s requirements.
Substantially all of the Company’s hardware products are manufactured by outsourcing partners that are located primarily in Europe, Asia or Mexico. A significant concentration of this manufacturing is currently performed by a small number of outsourcing partners. Although the Company works closely with its outsourcing partners on manufacturing schedules, the Company’s operating results could be adversely affected if its outsourcing partners were unable to meet their production commitments.

(e)	Indemnifications
The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company has entered into indemnification agreements with its directors and current and former executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its directors and current and former executive officers. The Company has not encountered material costs as a result of such indemnifications in the current year. See the Company’s Management Information Circular for fiscal 2013 for additional information regarding the Company’s indemnification agreements with its directors and current and former executive officers.

11.	COST OPTIMIZATION PROGRAMS
Fiscal 2013 Cost Optimization and Resource Efficiency (“CORE”) Program
In March 2012, the Company commenced the CORE program with the objective of improving the Company’s operations and increasing efficiency. The program includes, among other things, the streamlining of the BlackBerry smartphone product portfolio, the optimization of the Company’s global manufacturing footprint, the outsourcing of global repair services, the alignment of the Company’s sales and marketing teams and a reduction in the global workforce. On September 20, 2013, the Company announced that it had commenced implementation of a further workforce reduction of approximately 4,500 positions to bring the total workforce to approximately 7,000 full-time global employees and that it was targeting an approximate 50% reduction in operating expenditures by the end of the first quarter of fiscal 2015. The Company expects to incur approximately $100 million in additional cash and non-cash, pre-tax charges related to the CORE program by the end of the first quarter of fiscal 2015.
The Company incurred approximately $512 million in total pre-tax charges related to the CORE program and strategic review process in fiscal 2014, related to one-time employee termination benefits, facilities and manufacturing network simplification costs as well as legal and financial advisory costs related to the recently completed strategic review process. Other charges and cash costs may occur as programs are implemented or changes are completed.
The following table sets forth the activity in the Company’s CORE program liability for fiscal 2013 and fiscal 2014:

	Employee Termination Benefits	Facilities Costs	Manufacturing Costs	Total
Balance as at March 3, 2012	$—	$—	$—	$—
Charges incurred	123	32	65	220
Cash payments made	(114)	(14)	(63)	(191)
Balance as at March 2, 2013	9	18	2	29
Charges incurred	190	93	65	348
Cash payments made	(186)	(58)	(41)	(285)
Balance as at March 1, 2014	$13	$53	$26	$92
The CORE program charges incurred in fiscal 2013 and fiscal 2014 were as follows:

	For the year ended
	March 1, 2014	March 2, 2013
Cost of sales	$103	$96
Research and development	76	27
Selling, marketing and administration(1)	333	97
Total CORE program charges	$512	$220
(1) CORE program charges in selling, marketing and administration include costs associated with the Company's recently completed strategic review process as well as losses incurred related to the write-down to fair value less costs to sell of the assets classified as held for sale, as noted below.
There were no CORE charges incurred during fiscal 2012.
As part of the CORE program, the Company has decided to sell certain redundant assets and discontinue certain operations to drive cost savings and efficiencies in the Company. As a result, certain property, plant and equipment assets

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

have been classified as held for sale on the Company’s consolidated balance sheets as at March 1, 2014, valued at $209 million (March 2, 2013 - $354 million), the lower of carrying value and fair value less costs to sell. Further, the Company has recorded losses of approximately $110 million in fiscal 2014 (nil in fiscal 2013) related to the write-down to fair value less costs to sell of the assets held for sale. Assets held for sale are expected to be sold within the next twelve months.
In fiscal 2013, the Company sold 100% of the shares of its wholly-owned subsidiary, NewBay Software Limited (“NewBay”) and as a result, the operating results of NewBay are presented as discontinued operations in the Company's consolidated statements of operations for the fiscal years ended March 2, 2013 and March 3, 2012.
The following table sets forth the components of the Company’s loss from discontinued operations:

	March 2, 2013	March 3, 2012
Revenues from discontinued operations	$33	$12
Loss from discontinued operations, before tax	(20)	(7)
Loss on disposal of discontinued operation	(3)	—
Income tax recovery	5	—
Loss from discontinued operations, net of tax	$(18)	$(7)
Carrying values of significant assets and liabilities of NewBay at the time of sale include property, plant and equipment and intangible assets of $41 million, current assets of $15 million and accrued liabilities of $13 million.

Fiscal 2012 Cost Optimization Program
In June 2011, the Company initiated a cost optimization program (the "2012 Cost Optimization Program") that included a global workforce reduction of approximately 2,000 employees, representing approximately 10% of the total global workforce. The Company incurred approximately $125 million in total pre-tax charges related to the 2012 Cost Optimization Program in fiscal 2012. All of the pre-tax charges were related to one-time employee termination benefits, and the identification of redundant facilities. During fiscal 2013 and fiscal 2014 the Company made cash payments related to employee termination benefits and facilities costs, as shown in the table below. No further charges are expected to be incurred under this plan.
The following table sets forth the activity in the Company’s 2012 Cost Optimization Program liability for fiscal 2013 and fiscal 2014:

	Employee Termination Benefits	Facilities Costs	Total
Balance as at March 3, 2012	$10	$44	$54
Cash payments made	(10)	(24)	(34)
Balance as at March 2, 2013	—	20	20
Cash payments made	—	(9)	(9)
Balance as at March 1, 2014	$—	$11	$11

12.	PRODUCT WARRANTY
The Company estimates its warranty costs at the time of revenue recognition based on historical experience and expectations of future return rates and unit warranty repair costs. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates. The warranty accrual is included in accrued liabilities on the Company’s consolidated balance sheets.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

The change in the Company’s warranty expense and actual warranty experience from February 26, 2011 to March 1, 2014 as well as the accrued warranty obligations are set forth in the following table:

Accrued warranty obligations as at February 26, 2011	$459
Actual warranty experience during fiscal 2012	(685)
Fiscal 2012 warranty provision	622
Adjustments for changes in estimate	12
Accrued warranty obligations as at March 3, 2012	408
Actual warranty experience during fiscal 2013	(474)
Fiscal 2013 warranty provision	392
Adjustments for changes in estimate	(8)
Accrued warranty obligations as at March 2, 2013	318
Actual warranty experience during fiscal 2014	(357)
Fiscal 2014 warranty provision	270
Adjustments for changes in estimate	(27)
Accrued warranty obligations as at March 1, 2014	$204

13.	EARNINGS (LOSS) PER SHARE
The following table sets forth the computation of basic and diluted earnings (loss) per share:

	For the year ended
	March 1, 2014	March 2, 2013	March 3, 2012
Income (loss) for basic and diluted earnings (loss) per share available to common shareholders from continuing operations	$(5,873)	$(628)	$1,171
Loss for basic and diluted loss per share available to common shareholders from discontinued operations	$—	$(18)	$(7)
Weighted-average number of shares outstanding (000’s) - basic	525,168	524,160	524,101
Effect of dilutive securities (000’s) - stock-based compensation (1)(2)	—	—	89
Weighted-average number of shares and assumed conversions (000’s) - diluted	525,168	524,160	524,190
Earnings (loss) per share - reported
Basic and diluted earnings (loss) per share from continuing operations	$(11.18)	$(1.20)	$2.23
Basic and diluted loss per share from discontinued operations	—	(0.03)	(0.01)
Total basic and diluted earnings (loss) per share	$(11.18)	$(1.23)	$2.22
(1) The Company has not presented the dilutive effect of in-the-money options or RSUs that will be settled upon vesting by the issuance of new common shares in the calculation of loss per share for the year ended March 1, 2014 as to do so would be antidilutive. As at March 1, 2014, there were 346,264 options and 17,620,882 RSUs outstanding that were in-the-money and may have a dilutive effect on earnings (loss) per share in future periods.
(2) The Company has not presented the dilutive effect of the Debentures as to do so would be antidilutive. See Note 8 for details on the Debentures.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

14.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The components of accumulated other comprehensive income (loss) are as follows:

	As at
	March 1, 2014	March 2, 2013	March 3, 2012
Accumulated net unrealized gains on available-for-sale investments	$1	$2	$2
Accumulated net unrealized gains (losses) on derivative instruments designated as cash flow hedges	(9)	(6)	38
Accumulated other comprehensive income (loss)	$(8)	$(4)	$40

The effects on net income of amounts reclassified from AOCI into income by component for the year ended March 1, 2014 were as follows:

Location of loss reclassified from AOCI into income	Gains and Losses on Cash Flow Hedges	Gains and Losses on Available-for-Sale Securities	Total
Revenue	$(7)	$—	$(7)
Selling, marketing and administration	(17)	—	(17)
Research and development	(6)	—	(6)
Cost of sales	(2)	—	(2)
Recovery of income taxes	6	—	6
Total amount reclassified into income, net of tax	$(26)	$—	$(26)

15.	DERIVATIVE FINANCIAL INSTRUMENTS
The notional amounts and fair values of financial instruments outstanding were as follows:

	As at March 1, 2014
Assets (Liabilities)	Notional Amount	Estimated Fair Value
Currency forward contracts - asset	$585	$5
Currency option contracts - asset	186	2
Currency forward contracts - liability	1,304	(26)
Currency option contracts - liability	72	(2)

	As at March 2, 2013
Assets (Liabilities)	Notional Amount	Estimated Fair Value
Currency forward contracts - asset	$2,356	$57
Currency option contracts - asset	309	2
Currency forward contracts - liability	1,332	(24)
Currency option contracts - liability	426	(11)
Foreign Exchange
The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s currency risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency exchange rates. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

The majority of the Company’s revenues for the fiscal year ended March 1, 2014 were transacted in U.S. dollars. However, portions of the revenues are denominated in Canadian dollars, Euros, and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. The Company enters into forward and option contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward and option contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities. At March 1, 2014 approximately 35% of cash and cash equivalents, 26% of accounts receivables and 12% of accounts payable and accrued liabilities are denominated in foreign currencies (March 2, 2013 – 19%, 29% and 5%).
The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on notional and exercise values, transaction rates, market quoted currency spot rates, forward points, volatilities and interest rate yield curves. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and whether it is designated as a hedge.
The Company’s accounting policies for these instruments outline the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in accumulated other comprehensive income are recognized in income at that time. Any future changes in the fair value of the instrument are recognized in current income.
For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the fair value of the associated asset, liability, or forecasted transaction.
The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For fiscal year ended March 1, 2014, there was $4 million in realized losses on forward contracts which were ineffective upon maturity (fiscal year ended March 2, 2013 - $8 million in realized gains). As at March 1, 2014 and March 2, 2013, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from March 2014 to December 2014. As at March 1, 2014, the net unrealized loss on these forward and option contracts (including option premiums paid) was $8 million (March 2, 2013 - net unrealized loss of $8 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income (loss). Unrealized losses were recorded in accrued liabilities and AOCI. Option premiums were recorded in AOCI. As at March 1, 2014, the Company estimates that approximately $8 million of net unrealized losses including option premiums on these forward and option contracts will be reclassified into income within the next twelve months.
The following table shows the fair values of derivative instruments designated as cash flow hedges on the consolidated balance sheets:

	As at
	March 1, 2014		March 2, 2013
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$—	Other current assets	$13
Currency option contracts - asset	Other current assets	1	Other current assets	2
Currency forward contracts - liability	Accrued liabilities	(7)	Accrued liabilities	(10)
Currency option contracts - liability	Accrued liabilities	(1)	Accrued liabilities	(10)
Currency option contracts - premiums	Accumulated other comprehensive loss	(1)	Accumulated other comprehensive loss	(3)

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

During fiscal 2014, changes in forecasts and uncertainty in the probability of cash flows caused certain forward and option contracts hedging exposures relating to anticipated foreign currency transactions to no longer qualify for hedge accounting, and the Company de-designated and closed these forward and option contracts. As a result, unrealized losses of $9 million (fiscal 2013 – nil) were transferred from AOCI to selling, marketing and administration.
The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income (loss) for the year ended March 1, 2014:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Currency option contracts	$—	Revenue	$(7)
Currency forward contracts	(1)	Cost of sales	(2)
Currency forward contracts	(2)	Selling, marketing and administration	(4)
Currency forward contracts	(4)	Research and development	(6)
Currency option contracts	(1)	Research and development	—
	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Ineffective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion)
Currency forward contracts	$—	Selling, marketing and administration	$(4)
	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Unqualified Portion)	Location of Gain (Loss) Reclassified from AOCI into Income (Unqualified Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Unqualified Portion)
Currency forward contracts	$—	Selling, marketing and administration	$(9)

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statement of operations for the year ended March 2, 2013:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Currency forward contracts	$7	Revenue	$52
Currency option contracts	(10)	Revenue	(5)
Currency forward contracts	(1)	Cost of sales	5
Currency option contracts	—	Cost of sales	—
Currency forward contracts	(2)	Selling, marketing and administration	5
Currency option contracts	—	Selling, marketing and administration	—
Currency forward contracts	(1)	Research and development	11
Currency option contracts	(1)	Research and development	(1)

	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion)
Currency forward contracts	$—	Selling, marketing and administration	$8
In addition to the outstanding forward and option contracts hedging exposures relating to anticipated foreign currency transactions that no longer qualify for hedge accounting, the Company has also entered into other forward and option

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

contracts hedging anticipated foreign currency transactions on which it did not apply hedge accounting. Any realized and unrealized gains and losses on these contracts are recognized in income each period. The maturity dates of these instruments range from March 2014 to July 2014. As at March 1, 2014, there were unrealized losses (net of premium paid) of $6 million recorded in respect of these instruments (March 2, 2013 - no unrealized gains or losses). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
The following table shows the fair values of derivative instruments hedging anticipated foreign currency transactions on which the Company did not or could not apply hedge accounting on the consolidated balance sheets:

As at
	March 1, 2014		March 2, 2013
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$—	Other current assets	$—
Currency option contracts - asset	Other current assets	—	Other current assets	—
Currency forward contracts - liability	Accrued liabilities	(4)	Accrued liabilities	—
Currency option contracts - liability	Accrued liabilities	—	Accrued liabilities	—
As part of its currency risk management strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any realized and unrealized gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from March 2014 to May 2014. As at March 1, 2014, net unrealized losses (net of premium paid) of $10 million were recorded in respect of these instruments (March 2, 2013 - net unrealized gains of $29 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration expenses. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration expenses.
The following table shows the fair values of derivative instruments that are not subject to hedge accounting on the consolidated balance sheets:

	As at
	March 1, 2014		March 2, 2013
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$5	Other current assets	$44
Currency option contracts - asset	Other current assets	1	Other current assets	—
Currency forward contracts - liability	Accrued liabilities	(15)	Accrued liabilities	(14)
Currency option contracts - liability	Accrued liabilities	(1)	Accrued liabilities	(1)
The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the year ended March 1, 2014:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
Currency forward contracts	Selling, marketing and administration	$16
Currency option contracts	Selling, marketing and administration	11

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the year ended March 2, 2013:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
Currency forward contracts	Selling, marketing and administration	$38
Currency option contracts	Selling, marketing and administration	8
Credit Risk
The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at March 1, 2014, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 100% (March 2, 2013 - 29%; March 3, 2012 - 30%). As at March 1, 2014, the Company had a total credit risk exposure across all counterparties with outstanding or unsettled foreign exchange derivative instruments of nil on a notional value of $11 million (March 2, 2013 -$35 million total risk exposure on a notional value of $1.8 billion).
The Company maintains Credit Support Annexes (“CSAs”) with several of its counterparties. These CSAs require that the outstanding net position of all contracts to be made whole by the paying or receiving of collateral to or from the counterparties on a daily basis, subject to exposure and transfer thresholds. As at March 1, 2014, the Company had paid $15 million of collateral to counterparties, which approximated the fair value of those contracts. As with the derivatives recorded in an unrealized loss position, this amount is recorded in other current liabilities.
The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at March 1, 2014, no single issuer represented more than 33% of the total cash, cash equivalents and investments (March 2, 2013 - no single issuer represented more than 22% of the total cash and cash equivalents and investments), and that issuer was the United States Department of Treasury.
Interest Rate Risk
Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company has also issued convertible debentures with a fixed interest rate. Consequently, the Company is exposed to interest rate risk as a result of the long term of the debentures. The fair value of the debentures will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments to hedge its investment portfolio.

16.	SEGMENT DISCLOSURES
The Company is organized and managed as a single reportable operating segment. The Company currently sells an integrated BlackBerry wireless communications platform solution, which includes the sale of BlackBerry handheld devices and the provision of data communication, compression and security infrastructure services, which enable BlackBerry handheld wireless devices to send and receive wireless messages and data. For enterprise customers, the Company currently sells an integrated BlackBerry Enterprise Server software solution that gives corporate and government customers the ability to set and enforce specific information technology policies to manage their BlackBerry handheld wireless devices when the data services pass through BlackBerry’s Relay and Provisioning infrastructure.

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

Revenue from continuing operations, classified by major geographic segments in which the Company’s customers are located, was as follows:

	For the year ended
	March 1, 2014		March 2, 2013		March 3, 2012
North America
Canada	$491	7.2%	$661	6.0%	$1,260	6.8%
United States	1,320	19.4%	2,235	20.2%	4,182	22.7%
	1,811	26.6%	2,896	26.2%	5,442	29.5%
Europe, Middle East and Africa
United Kingdom	604	8.9%	1,238	11.2%	1,919	10.4%
Other	2,387	35.0%	3,264	29.5%	5,743	31.2%
	2,991	43.9%	4,502	40.7%	7,662	41.6%
Latin America	907	13.3%	2,114	19.1%	2,646	14.4%
Asia Pacific	1,104	16.2%	1,561	14.0%	2,673	14.5%
	$6,813	100.0%	$11,073	100.0%	$18,423	100.0%

	For the year ended
	March 1, 2014	March 2, 2013	March 3, 2012
Revenue mix
Hardware	$3,785	$6,648	$13,794
Service	2,698	3,910	4,074
Software	235	261	318
Other	95	254	237
	$6,813	$11,073	$18,423

	As at
	March 1, 2014	March 2, 2013
Property, plant and equipment and intangible assets
Canada	$2,058	$4,895
United States	239	395
United Kingdom	7	30
Other	62	169
	$2,366	$5,489
Total assets
Canada	$2,362	$8,252
United States	2,207	1,713
United Kingdom	954	1,071
Other	2,029	2,129
	$7,552	$13,165
Information about major customers
There were no customers that comprised more than 10% of the Company’s revenue in fiscal 2014 (fiscal 2013 – no customers that comprised more than 10%; fiscal 2012 – no customers that comprised more than 10%).

BlackBerry Limited
Notes to the Consolidated Financial Statements
In millions of United States dollars, except share and per share data, and except as otherwise indicated

17.	CASH FLOW INFORMATION

(a)	Cash flows resulting from net changes in working capital items are as follows:

	For the year ended
	March 1, 2014	March 2, 2013	March 3, 2012
Accounts receivable	$1,381	$709	$898
Other receivables	124	218	(168)
Inventories	359	426	(409)
Income taxes receivable	224	(463)	(135)
Other current assets	(26)	(177)	(143)
Accounts payable	(590)	296	(90)
Accrued liabilities	(251)	(801)	(156)
Income taxes payable	—	—	(179)
Deferred revenue	38	279	151
	$1,259	$487	$(231)

(b)	Certain statement of cash flow information related to interest and income taxes paid is summarized as follows:

	For the year ended
	March 1, 2014	March 2, 2013	March 3, 2012
Interest paid during the year	$29	$—	$—
Income taxes paid during the year	131	107	684
Income tax refunds received during the year	1,447	390	—

(c)	Additional information
Advertising expense, which includes media, agency and promotional expenses totaling $843 million (March 2, 2013 -$925 million; March 3, 2012 - $864 million) is included in selling, marketing and administration expenses for the fiscal year ended March 1, 2014.
Selling, marketing and administration expense for the fiscal year ended March 1, 2014 included $62 million with respect to foreign exchange losses (March 2, 2013 – gain of $87 million; March 3, 2012 – loss of $40 million).

18.	SUBSEQUENT EVENTS
On March 21, 2014, the Company announced that it has entered into an agreement pursuant to which it will sell the majority of its real estate holdings in Canada. The announced transaction is part of the Company's ongoing program to improve operational efficiencies, optimize resource usage and shift resources to support operations as the business continues to evolve.
Under the terms of the agreement, the Company will sell more than 3 million square feet of space as well as vacant lands. The Company will also lease back a portion of the space. CBRE Limited served as an advisor to the Company for this transaction. The agreement is expected to close in the first quarter of fiscal 2015. The transaction is subject to certain conditions, and the transaction may not be completed on the negotiated terms, or at all. Additional terms of the transaction will be announced once the principal conditions are satisfied or waived by the parties.